5/28

08003170

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alchemia Limited

*CURRENT ADDRESS 3 Hi-Tech Court, Brisbane Technology Park
Eight mile Plains
Queensland 4113
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 12 2008
THOMSON REUTERS

FILE NO. 82- 34820 FISCAL YEAR 6/30/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAZ

DAT : 6/10/08

BEST AVAILABLE COPY

082-34820

6-30-07
AR/S

delivery

Alchemia

Annual Report 2007

contents

2007 highlights

In April 2007 Alchemia announced it had signed Dr Reddy's Laboratories Limited (NYSE: RDY) as its marketing partner for generic fondaparinux (synthetic heparin). Dr Reddy's is a global pharmaceutical company with a generics focus on North America and Europe. In the US Dr Reddy's has received 38 generic drug approvals and has 76 pending.

During 2007 Alchemia transferred the fondaparinux manufacturing rights from Dow Pharmaceutical Inc. to Dr Reddy's. Dr Reddy's manufactures and markets cost competitive, high quality bulk active ingredients, finished doses and biologicals to FDA standards in over 100 countries.

In late April Alchemia reported positive preliminary efficacy data from the Phase II trial of HyCAMP™ Alchemia Oncology's proprietary formulation of the cytotoxic drug Camptosar® (irinotecan) with hyaluronic acid (HA). HyCAMP™ demonstrated a significant improvement in disease control with a 116% increase in progression-free survival compared with Camptosar®.

In April Alchemia appointed Pete Smith as the new CEO, succeeding Tracie Ramsdale who retired having led the Company from 1998. Pete has founded and led companies in the UK and Australia and was the former CEO and Managing Director of Amrad Corporation. In May Alchemia appointed David Green as the new CFO and Company Secretary. David's experience includes several years in the healthcare industry as CFO of Sigma Company's Healthcare Division.

funding

In July 2007 Alchemia announced a successful private placement of shares raising $15 2 million. The majority of the shares were placed with US institutions providing a strategic bridgehead into US capital markets.

alchemia

Alchemia Limited (Alchemia) is a biotechnology company with a global focus. The Company has particular expertise in complex synthetic chemistry, which it has applied to the design and development of various therapeutic drugs.

Alchemia's antithrombotic drug, generic fondaparinux, is the Company's near term opportunity and is expected to be delivering revenues in the multi-billion dollar heparin-drug market in FY 2009. Fondaparinux has a superior safety and efficacy profile to the market leading drug Lovenox®.

Alchemia's HyACT® drug delivery platform improves the delivery of chemotherapeutic agents by targeting cancer cells, boosting drug efficacy and reducing unwanted side effects. The technology also has broader applications to drugs in development, biologicals, such as mAbs, and the lifecycle management of branded drugs facing patent expiry.

Alchemia's VAST™ drug discovery platform is a high risk high return program with drug candidates in preclinical development which target g-protein coupled receptors (GPCRs). The first VAST™ library has generated quality hits against a large number of targets for which it was specifically designed.

Our mission is to create long term value through the discovery and development of therapeutics to improve human health. To this end Alchemia has focussed on:

- A strong intellectual property portfolio
- Development of early, mid and late stage therapeutic opportunities
- Spreading risk between generics, super-generics and novel drug discovery
- Developing multiple opportunities from the HyACT® and VAST™ platforms
- Establishing a path to the US market with partner Dr Reddy's

Alchemia was founded in 1995 and listed on the Australian Stock Exchange in 2003 under the ASX Security Code, ACL. The Company has operations in Brisbane and Melbourne, Australia, and San Francisco USA. In 2006 Alchemia acquired the Melbourne based oncology company Meditech Research Limited.

delivering safer, more effective medicines



chairman's report

Dear Shareholder,

2007 has been another very positive year for Alchemia, although not without its challenges. Whilst we entered the year with some uncertainty, following the dissolution of the Abraxis Pharmaceutical Products' (APP) marketing agreement, we end the year in better shape than at any time in the Company's history. Since I last addressed you some significant milestones have been achieved, including the,

- seamless recruitment and transition of a highly respected international candidate into the CEO role;
- establishment of a US marketing alliance with generic specialist company Dr Reddy's Laboratories Limited (Dr Reddy's);
- receipt of exceptional efficacy results from the Phase II HyCAMP™ study; and
- successful integration of Meditech Research Limited with the establishment of Alchemia Oncology Limited in Melbourne.

In addition the Company undertook a successful capital raising in July 2007 which has significantly strengthened its funding position, enabling management to continue the development of the VAST™ and HyACT® technology platforms whilst, at the same time, exploring commercialisation and partnering opportunities around those platforms. The capital raising ($15.2 million) has lifted the cash reserves of the Company to just under $25 million.

New CEO appointed

In May this year Alchemia announced that Director of Commercialisation **Dr Peter Smith** had been appointed **CEO** of the Company. Peter's credentials are impeccable: he has founded and led biotech companies in the UK and Australia and has almost 10 years experience with leading investment banks UBS and HSBC.

Peter has inherited a Company with a solid foundation of technology, programs and talented employees. This is due in large part to the outstanding efforts of former Managing Director and CEO **Dr Tracie Ramsdale**. On behalf of all at Alchemia I would like to thank Tracie for her drive and dedication over the years. The Company will continue to draw upon Tracie's expertise as a non-executive director and chairman of the Scientific Advisory Board.

Near term revenue

I am very pleased to report that Alchemia's generic **fondaparinux** program is back on track. In April we announced our new US marketing partner, Dr Reddy's. Dr Reddy's is an emerging leader in the US generics drug market where it has 38 marketed products. Under the new alliance terms, Alchemia is now entitled to receive up to 60% of profits from the sales of fondaparinux. In addition to establishing a marketing agreement with Dr Reddy's, Alchemia also signed a manufacturing agreement with the company, establishing a lower and flexible cost base in India for the manufacture of bulk fondaparinux API. Sales of Arixtra® (branded fondaparinux) by GlaxoSmithKline are growing strongly, with CY 2006 sales up 143% from those in 2005, to US$107m. The company remains on track for the launch of fondaparinux in FY 2009, with Dr Reddy's expecting to take full advantage of the FDA's First Generics Policy.

Alchemia oncology

Last year Alchemia acquired Meditech and along with it the Phase II product **HyCAMP™** and the drug delivery platform HyACT®. This was a strategic decision to grow the business through the acquisition of clinical products and expertise, filling the gap between our near term product, fondaparinux, and the higher risk new chemical entities from VAST™. Alchemia now has a sustainable pipeline of product opportunities, which will aim to maximise revenue opportunities in the medium and longer terms. With this in mind it is extremely exciting to see the results from the HyCAMP™ Phase II clinical trial, with this product chasing the US$900m+ Camptosar® market. The clinical results show improved anti-cancer activity of statistical significance for HyCAMP™ over Camptosar® alone. In fact, it is anticipated that, due to the significantly longer period of 'progression-free survival' for patients receiving HyCAMP™, the time for HyCAMP™ to get to market will be significantly reduced.

In parallel with Alchemia's novel drug discovery programs, the Company has focussed on the development of **proprietary formulations of generic drugs**. Most generics are commodity products, that is they are easy to manufacture. As such they offer no barriers-to-entry to companies wishing to enter the market, leading to intense competition and shallow product margins. However in the case of fondaparinux, Alchemia's proprietary synthesis presents a high barrier-to-entry to potential competitors, and we fully expect that competition in the fondaparinux space will be limited to GSK and Alchemia / Dr Reddy's for years to come. In the case of HyCAMP™, Alchemia has developed a proprietary formulation of irinotecan. This reformulation creates substantial value by offering improved clinical benefits. As a result we expect to capture a greater market share of the irinotecan market than commodity generics of that product. HyCAMP™'s improvements also offer the possibility of premium pricing over other generic irinotecan.

Outlook

Alchemia's **future** looks stronger than ever, and over the coming year Alchemia will strive to capitalise on the preclinical opportunities HyACT® presents and work with Dr Reddy's to expedite fondaparinux to market. On behalf of the board I would like to thank all Alchemia employees for their contribution to the Company's continuing success over the past year. The best is still to come,

Mel Bridges

Mel Bridges
Chairman

ceo's report



Dear Shareholder,

I can speak on behalf of all employees at Alchemia in saying that the next year will be extremely exciting, building on the significant progress that has been made in 2007 across all of our major projects. The latent value of the VAST™ drug discovery platform, the HyACT® technology together with fondaparinux, are yet to be fully appreciated by the market. Great strides have been made in 2007 to realise this value through:

- a new fondaparinux marketing and manufacturing partner;
- outstanding results from the Phase II HyCAMP™ study;
- extremely favourable results from initial screening of drug candidates at Euroscreen s.a.;
- positive data from preclinical studies demonstrating the ability of HyACT® to enhance the anti-cancer activity of Erbitux® and Avastin®.

As noted in the Chairman's Report we are much closer to market with our generic fondaparinux program. The transition from APP and Dow Chemicals to Dr Reddy's for both marketing and manufacturing respectively has exceeded expectations. As we have flagged, the change in manufacturer from Dow to Dr Reddy's has, inevitably, meant that the launch of fondaparinux has incurred some delays. Despite this we believe that the value to shareholders will be significantly enhanced by the changes. Dr Reddy's will be responsible for the development of the API, regulatory filings and syringe fill/finish. We expect to achieve financial and regulatory benefits from having a vertically integrated partner who can both manufacture and market our fondaparinux. Importantly the Company has a presence in other markets of interest, including China, Russia, and India. Our relationship with Dr Reddy's is strong having worked with them on several projects for a number of years.

The market prospects for fondaparinux are very positive. It is reasonable, at this stage, to expect GSK's branded fondaparinux, Arixtra®, to receive approval for ACS indications this year in the US, following the European approval in September 2007. This approval should accelerate the growth of Arixtra®, enhancing the sales potential of our generic version.

Furthermore, fondaparinux has received the highest recommendation in both the European Society of Cardiology (ESC) guidelines and the American College of Cardiology (ACA) and American Heart Association (AHA) guidelines on treatment of UA / NSTEMI patients (unstable angina and certain forms of heart attack).

We are delighted with the performance of Alchemia Oncology (formerly Meditech) since its acquisition in 2006. The opportunities it has brought to Alchemia are manifold. I liken HyACT® to an iceberg – presently all that can be seen is HyCAMP™, its tip, but much of its value lies beneath the surface – the breadth of its application is limited only by our time and resources. To that end considerable time and energy is currently being devoted to harnessing this value for the benefit of Alchemia shareholders. Our focus on business development opportunities in this area – through partnering, licensing and/or joint venture arrangements will help bring this value to the surface in the most cost effective and profitable way forward for Alchemia. We hope to have much more to announce to shareholders in this regard throughout the current financial year.

The outstanding results from the HyCAMP™ study have validated the HyACT® technology. We still have some crucial milestones to achieve before we can penetrate the lucrative US$900 million irinotecan market, particularly the need to undertake further clinical testing in the US. These matters are still subject to discussion with the FDA but our present expectations are that this will progress rapidly given the performance of HyCAMP™ in the Phase II trial. In that trial HyCAMP™ demonstrated statistically significant improvements over irinotecan in a small patient population (80 patients). On this basis we are confident that a pivotal study can be performed with a modest sized treatment group at a moderate cost. Alchemia is currently engaging with several Key Opinion Leaders (KOL's) in the US to help design the best clinical path for HyCAMP™. The Company is also establishing a dedicated scientific advisory committee for the clinical development of other HyACT® products.

Alchemia's drug discovery efforts are progressing well against high value g-protein coupled receptor targets. Together with partner Euroscreen s.a., we have generated hits against six GPCR targets and over the next year will refine hits to leads against two of the most promising targets.

With so many opportunities on our doorstep it was imperative that the Company have adequate funding to provide management with sufficient headroom to get on with the task of pursuing these opportunities, including identifying and negotiating strategic partnering arrangements. In July 2007 we raised $15.2 million through the private placement of shares. In addition to providing medium term funding the placement has established an essential bridgehead into the US capital markets, with the majority of shares placed with US institutions. The US is the largest biotech capital market in the world and will be an important source of funding, if required, in the future.

The solid platform that I have inherited is, to a large extent, the result of the tireless efforts of the former CEO Dr Tracie Ramsdale. Tracie led the Company from 1998, through the IPO, various capital raisings, the fondaparinux negotiations and the acquisition of Meditech. I would like to thank Tracie for her support and assistance during my transition into the CEO role and welcome her continued, and highly valued, contribution as a non-executive director and chair of the Scientific Advisory Board.

The foundation for future and sustainable growth is in place. Over the coming months our energies will be directed to continuing the development of our near term opportunities, fondaparinux and HyCAMP™. We will at the same time continue to deliver increasing value to shareholders by targeting large markets, seeking to expedite trials of our various candidates where possible and identifying and mitigating research and business risks. I would also like to thank the entire team at Alchemia for its ongoing effort and commitment.

Dr Pete Smith
Chief Executive Officer

delivering a balanced, sustainable pipeline

pipeline

	Discovery	Development			Product		
Therapeutic area		Phase I	Phase II	Phase III	Regulatory	Market	Partners
Cardiovascular	Fondaparinux					2009	Dr Reddy's
Oncology	HyCAMP™			2008			Novozymes
Oncology	HyACT® Technology						
GPCRs	VAST™ Technology						Euroscreen s.a.

generic fondaparinux

a unique drug opportunity

History

Alchemia's fondaparinux has come a long way since a provisional patent was filed on a novel synthetic process in 2001. A PCT application followed shortly after in 2002. Alchemia completed a large scale synthesis in-house in 2005 and in 2006 the cGMP scale-up was completed at the Dow Chemical Company. In 2007 the manufacturing process was transferred to Dr Reddy's Laboratories in Hyderabad, India.

Market

Alchemia will sustain a competitive advantage in the heparin-drug market by way of patent protection over its efficient fondaparinux synthesis until 2021. The use of Arixtra® is recommended by the American College of Chest Physicians and recently received the European Society of Cardiology's highest recommendation for use in acute coronary syndromes (ACS). It is very encouraging to see that sales of Arixtra® continue to grow strongly, up 143% in 2006. We believe that the additional approvals and adoption of Arixtra® as best practice in leading clinical practice guidelines for a growing number of those indications, are reflected in the increasing sales of the product.

Partner

Alchemia has signed Dr Reddy's Laboratories Limited as the US marketing partner for generic fondaparinux. Under the new agreement Alchemia is eligible for up to 60% of profits from product sales.

Dr Reddy's has extensive scale-up and manufacturing capacity and broad regulatory experience with ANDA filings. In addition, Dr Reddy's has a generics focus with increasing sales in the US. In the past two years Dr Reddy's has driven the growth of its generic business with the acquisition of the Betapharm Group in Germany and Roche's state-of-the-art active pharmaceutical ingredient (API) manufacturing plant in Mexico. As a bulk manufacturer Dr Reddy's is able to produce fondaparinux at an extremely competitive price, addressing the need to maintain pressure on cost of goods in a generic environment.

Manufacturing rights were transferred to Dr Reddy's through a licence of the Dow Chemical Company's manufacturing rights and related intellectual property to Alchemia. Dow is entitled to a royalty on sales of the bulk fondaparinux manufactured by Dr Reddy's.

Approval

Dr Reddy's is also responsible for manufacture of the API, 'fill and finish' and all regulatory filings, including the ANDA. Whereas other heparin-family products are complex mixtures derived from animal sources, fondaparinux is a fully synthetic molecule.

This means it will be reviewed by regulatory authorities in the same way as any typical generic drug. Firstly, no clinical trials are required. Secondly, under the FDA's "First Generics Policy" (announced October 2006), as a first generic version of Arixtra®, Alchemia's fondaparinux will be eligible for an expedited review process. This may reduce the review time from over 16 months to closer to the FDA target of six months.

Risks

We have attempted to identify and mitigate the risks associated with the fondaparinux program.

Risks	Risk Management
Regulatory	• Fully synthetic molecule / standard ANDA approval process • Potential to take advantage of FDA's 'first generics' policy
Competition	• The complexity of the proprietary synthesis provides a unique barrier to potential competitors to 2021 • Alchemia is not aware of any other company attempting a generic synthesis
Market	• If the only generic, Alchemia's fondaparinux is not expected to face extensive price competition compared to other generic markets • Arixtra® sales continue to grow strongly • ACS indications for Arixtra® are pending in US • Updates of clinical practice guidelines in relation to thrombolytic therapy pending in the US
Synthesis	• cGMP scale-up complete • Technology transfer from Dow to Dr Reddy's complete • Commercial scale synthesis well advanced

The patents covering Arixtra® expired in 2003 in the US and 2008 in Europe. Arixtra® had market exclusivity until December 2006 in the US meaning that Alchemia is free to enter the market. Exclusivity in Europe means that generic fondaparinux cannot enter the major EU markets until 2012.

Dr Reddy's has first right of refusal to market Alchemia's generic fondaparinux in Europe from 2012.

HyCAMP™

HyCAMP™ is Alchemia's most advanced anticancer product. It is produced with HyACT® technology which combines the chemotherapeutic drug irinotecan (Pfizer's Camptosar®) with hyaluronic acid (HA). In May, Alchemia reported exceptional results from a Phase II clinical trial. HyCAMP™ not only allowed more cycles of therapy to be administered to cancer patients, but also produced a statistically significant increase in disease control and more than a doubling in progression free survival.


Good safety profile
US$900m+ market
De-risked technology
Expanding HyCAMP™ value
Phase II efficacy
Target 'concise' Phase III trials

The HyCAMP™ vs Camptosar® Phase II clinical trial commenced in December 2004, with patient accrual closed in June 2006. Ten clinical sites across Australia treated 80 patients who had previously failed treatment for metastatic colorectal cancer with 5-fluorouracil. Patients were randomised to receive up to eight cycles of treatment with either Camptosar® or HyCAMP™. Final results were announced in May 2007.

Key data from the HyCAMP™ versus Camptosar® Phase II study show:

- Patients receiving HyCAMP™ experienced a significantly longer period of progression-free-survival (+116%) and time to treatment failure
- HyCAMP™ exhibited a superior anti-cancer effect, with significantly more patients experiencing anti-tumour responses or stable disease
- HyCAMP™ patients were able to receive treatment for longer due to reduced toxicity and increased efficacy
- No significant differences in safety or toxicity were observed

These clinically significant results validate the effectiveness of HyACT® technology to improve the safety and efficacy of chemotherapeutic drugs. Alchemia now intends to apply HyACT® to other oncology candidates including other small molecule cancer drugs and monoclonal antibodies.

Camptosar® is widely used in the treatment of various cancers, predominantly of colorectal cancer. Sales of Camptosar® by Pfizer were over US$900 million in 2006. With a superior clinical profile, HyCAMP™ will have a significant commercial value.

Alchemia is currently assessing the most expeditious path to market for HyCAMP™ in consultation with regulatory authorities in the major markets. Numerous cancer drugs have been approved on the basis that they increased the period of progression-free survival and Alchemia anticipates that HyCAMP™ would be approvable if the Phase II results are repeated in a confirmatory pivotal Phase III trial.

The US patent for irinotecan expires in August 2007 and patents in major European countries expire from 2009. Alchemia is free to enter those markets once those patents have expired.

technologies

HyACT®

delivering more drug to the tumour, leading to improved treatment of cancer

Alchemia's HyACT® technology utilises hyaluronic acid's (HA) unique properties to enhance delivery and retention of chemotherapeutic drugs and biologics at the site of the tumour.

- HyACT® technology has been clinically tested in three different formulations, i.e. HyCAMP™, HyDOX™ and HyFIVE™. These three formulations comprise HA with irinotecan (Camptosar®), doxorubicin and 5-fluorouracil, respectively.
- HyCAMP™, the most clinically advanced product, demonstrated significant superiority over irinotecan-only treatment in a recent Phase II study in colorectal cancer patients.
- HyACT® technology is protected by a series of patents and in-house know-how, with a key patent now granted in Europe.
- Preclinical studies have shown that the HyACT® technology significantly improves the therapeutic profile of both small molecule cytotoxics as well as antibodies.
- HyACT® offers superb opportunities to improve:
  - products in early phases of R&D,
  - products on the market,
  - generic or off-patent products,
  - products approaching patent expiry (lifecycle management).

HA is a key component of all the HyACT® formulations.
HA is a naturally occurring biopolymer that can be produced on an industrial scale. HA has been used for many years in the production of surgical ophthalmology and injectable products. These types of products have been routinely used, for example, in the treatment of osteoarthritis of the hip and knee. Because initial HyACT® products will consist of two already approved substances (a cancer drug with HA), they should offer a lower risk route to valuable new pharmaceutical formulations.

In preclinical studies using multiple cancer drugs HyACT® has been shown to deliver more than double the dose of drug to the tumour compared with the drug injected alone. Research has demonstrated that this is due to an accumulation of the HyACT® drug at the tumour site due to the over expression of a receptor (activated CD44) that binds HA on tumour cells.

Alchemia's HyACT® technology is versatile and will have wide-ranging applicability. It has the potential to enhance the activity of products that are already on the market including generics, patented products or those near patent expiration. The technology, because it is patent protected, can potentially extend the lifecycle of many different therapeutics from small molecule cytotoxic agents to large antibodies. Furthermore, because of its unique ability to enhance targeting and reduce the toxic effects of chemotherapeutic agents, it can be trialled with those potentially efficacious therapeutics that have failed clinical trails for toxicity reasons.

Alchemia expects the HyACT® platform to generate a sustainable pipeline of patented therapeutics with improved safety and efficacy profiles. HyACT® products will be well placed to avoid generic pricing pressure, as they are proprietary products, with superior therapeutic profiles, that can attract premium pricing.

Alchemia intends to use the HyACT® platform to build substantial value for the Company and shareholders by advancing and partnering the most commercially favourable products.



Applicable to NCEs & mAb's
Super generics
Sustainable pipeline of HyACT® products
Clinically validated technology
Proprietary technology

delivering innovation

For

VAST™

challenging research targeting high returns

Generic fondaparinux and HyCAMP™ represent the Company's near term and medium term revenue opportunities, respectively. Alchemia's drug discovery engine VAST™ presents the Company with longer term product opportunities.

Alchemia is applying VAST™ to the discovery of drugs that target g-protein coupled receptors (GPCRs). Various GPCRs are targeted by approximately one third of all drugs, and therapeutics targeting these proteins have worldwide sales estimated at US$100 billion a year. However, there are many GPCRs that are not drug targets, either because their function is unknown or because good drug leads have not been identified using traditional drug discovery techniques.

Alchemia's drug discovery platform is innovative, flexible and efficient, producing high quality drug candidates.

VAST™	
Innovation	• Ideally suited to difficult or intractable targets such as GPCRs, ideal for addressing unmet medical needs • Chemistry utilises 1 class of compound providing tight IP protection • Platform produces patentable 'new chemical entities' (NCEs) giving Alchemia and potential partners unrestricted access to discovery and optimisation efforts • Starting materials are inexpensive
Flexibilty	• Technology is scaleable, providing quantities required for preclinical work • Scale-up protocols developed in-house • Compound libraries can be scanning (target unknown) or focused (target known) • Shape and properties of molecules can be modified in a flexible fashion - ideal for optimisation efforts
Efficiency	• Compounds are synthesised simultaneously minimising production time • Platform uses automated synthesis and purification technologies • Compounds tested via high throughput screening (HTS) • Compound optimisation via smaller libraries than traditional efforts hastening time to lead and providing better economics • Optimisation guided by empirical data not guesswork
Quality	• Platform produces compounds of high potency and selectivity • Lead compounds have required drug-like properties • Compounds are purified as discrete entities, minimising chance of false positives

In July 2006, Alchemia announced the formation of a collaboration with Belgian drug discovery company Euroscreen s.a. to identify new drug candidates for selected GPCRs. This collaboration brings together small molecule libraries from Alchemia's proprietary VAST™ drug discovery technology and Euroscreen's testing of samples against six selected targets. Therapeutic areas of interest include obesity, pain, inflammation, diabetes, chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

Alchemia and Euroscreen have discovered hits against all six targets screened, and have selected two targets for hit-to-lead development which have yet to be disclosed. The agreement allows for joint investment in the two development candidates and a sharing of any future revenues arising from the collaboration. The agreement is further supported by a Smart State Innovation Fund Grant from the Queensland Government.

Amongst Alchemia's first generation of VAST™ compounds, are potent and selective molecules for the inhibition of new blood vessel development from pre-existing blood vessels, a process known as angiogenesis. For a tumour to grow larger, it requires nutrients and a supply of oxygen and it releases growth factors to induce blood vessel growth into the tumour. Other indications characterised by angiogenesis include the eye diseases, age-related macular degeneration (AMD) and diabetic retinopathy (DR).

ACL16907 is a potent, anti-angiogenic small molecule developed in-house. The drug candidate has completed a full preclinical assessment. A pre-IND meeting with the FDA has also been completed.

Alchemia has taken the decision not to take ACL16907 into the clinic, but to further investigate a series of more potent and orally available molecules identified in the hit-to-lead program.

This program is supported by a Federal Government Commercial Ready Grant.

delivering
secure IP

intellectual property portfolio

protecting our most valuable asset

Alchemia seeks to secure and protect strong Intellectual Property (IP) rights in order to strengthen our role in the global biotechnology commercial market.

Significantly, in 2006/07 we filed two patent applications as PCT applications, and were granted two Australian patents in our drug discovery technology and therapeutic target technology portfolio. A number of our patent applications have also received examination reports in some jurisdictions, and continue to progress through the examination process to grant.

Patent applications covering our anti-cancer program have now progressed to the national examination phase. Alchemia regularly reviews all of its research activities and is proactive in identifying new intellectual property, as well as considering superseded intellectual property.

We will continue to apply for appropriate patent protection as new and improved technologies are identified. We intend to protect key project outcomes with pharmaceutical use applications at the appropriate time. This strategy is designed to provide the maximum protection with the longest possible commercialisation life. Where appropriate, the Company also maintains selected intellectual property as trade secrets.

Alchemia's intellectual property portfolio is maintained by in-house management with extensive patent experience and formal qualifications who work closely with patent attorneys and lawyers in Australia and abroad. Alchemia actively monitors its IP portfolio for potential infringement by its competitors.

Alchemia's published patent portfolio is summarised in the table below:

PCT number	patent name and description	status
	Carbohydrate Technology Patents	
AU97/00544	**Oligosaccharide Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 26 August 1996	Granted in Australia, USA, Europe, China
AU98/00131	**Protected Aminosugars:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 27 February 1997	Granted in Australia, USA
AU98/00808	**Protecting and Linking Groups for Organic Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 24 September 1997	Granted in Australia, USA
AU00/00025	**Protecting Groups for Carbohydrate Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 18 January 1999	Granted in Australia, USA
US10/676436	**Delivery Systems:** Composition of matter and methods for drug delivery **Priority Date:** 4 July 2002	National phase in USA
AU02/01228	**Synthetic Heparin Pentasaccharides:** Composition of matter and process for Synthetic Heparin **Priority Date:** 7 September 2001	National phase in Australia, USA, Europe, Japan, Canada, China

PCT number	patent name and description	status
	Drug Discovery Technology Patents	
AU01/01307	**Combinatorial Libraries of Monosaccharides:** Composition of matter for drug discovery **Priority Date:** 17 October 2000	Granted in Australia
AU03/00384	**Anomeric Derivatives of Monosaccharides:** Methods and composition of matter for drug discovery **Priority Date:** 28 March 2002	National phase in Australia, USA, Europe, Japan, Canada, China
AU03/00494	**Disaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 3 May 2002	National phase in Australia, USA, Europe, Japan, Canada
AU03/01008	**Derivatives of Monosaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 8 August 2002	National phase in Australia, USA, Europe, Japan, Canada, China, India
AU06/001431	**Method of Drug Design:** Method of designing of library based on molecular diversity to identify biologically active compounds **Priority Date:** 4 October 2005	International Application
	Therapeutic Target Patents	
AU03/01146	**Kinase Inhibitors:** Composition of matter and therapeutic use **Priority Date:** 6 September 2002	National phase in Australia, USA, Europe, Japan, China
AU2006/000129	**Classes of Compounds that Interact with Integrin Receptors:** Composition of matter and therapeutic use **Priority Date:** 4 February 2005	International Application
2002951995	**Compounds that Interact with GPCRs:** Composition of matter and therapeutic use for GPCRs **Priority Date:** 11 October 2002	Granted in Australia
AU2005/001510	**Selective Inhibitors:** Composition of matter and therapeutic use **Priority Date:** 4 October 2004	National phase in Australia, USA, Europe, Japan, Canada, China, India
	Anti-cancer Patents	
AU2005/000506	**Methods for Inhibiting Blood Vessel Growth:** Composition of matter and therapeutic use **Priority Date:** 8 April 2004	National phase in Australia, USA, Europe, Japan, Canada

PCT number	patent name and description	status
	Antibiotic Patents	
AU03/001377	**Novel Carbohydrate Based Antibacterials:** Composition of matter and therapeutic use **Priority Date:** 17 October 2002	National phase in Australia, US, Europe, Japan, Canada, China, India
AU06/001939	**Antibacterial Agents:** Composition of matter and therapeutic use **Priority Date:** 22 December 2005	International Application

Alchemia Oncology Pty Limited (AOL)

Integration of Alchemia with Meditech (Alchemia Oncology Pty Limited) has expanded our IP base and enabled new research projects that capitalise on the strengths of the VAST™ and HyACT® technologies. AOL's IP portfolio comprises 10 patent families, predominantly focused on the HyACT® technology. In 2006/07 Alchemia Oncology Pty Limited filed three new PCT applications and one provisional application.

Significantly, one of patents based on AOL's proprietary technology HyACT® related to enhanced efficacy of chemotherapeutic drugs using hyaluronan has proceeded to grant in Europe and Taiwan. This patent is central to AOL's HyCAMP™ product. AOL recently announced positive final results for HyCAMP™ Phase II setting the stage for Phase III trials.

AOL's published patent portfolio is summarised in the table below:

PCT number	patent name and description	status
A94/00207	**Controlling Angiogenesis:** Pharmaceutical composition comprising HA and NSAID **Priority Date:** 16 April 1993	Granted in USA
CA96/00700	**Gene Therapy:** Use of HA in gene therapy **Priority Date:** 3 July 1991	Granted in New Zealand, USA
AU00/00004	**Enhanced Efficacy:** Use of HA/HyCAMP™ for overcoming cellular resistance **Priority Date:** 13 January 1999	Granted in Australia, New Zealand, Spain, Taiwan National phase in USA, China, Canada

PCT number	patent name and description	status
AU01/00849	**Pre-sensitizing:** Composition comprising prior administration of HA **Priority Date:** 14 July 2000	Granted in Australia, New Zealand, United Kingdom National phase in Canada, China, Europe, USA
AU/02/01160	**Improved Therapeutics:** Composition comprising high dose of HA/HyCAMP™ **Priority Date:** 27 August 2001	Granted in Australia National phase in Canada, China, Europe, Japan, Mexico, New Zealand, USA
AU96/00664	**Anti-sense:** Composition comprising HA and method for promoting uptake of nucleic acid **Priority Date:** 23 October 1995	Granted in New Zealand
AU04/01383	**Modulation of HA Synthase:** Modulation of HA synthesis **Priority Date:** 10 October 2003	National Phase in Australia, New Zealand
AU2006/001059	**Therapeutic Protocols Using Hyaluronan (Glucuronide):** Compositions comprising HA and methods for reducing toxicity or enhance efficacy of agents **Priority Date:** 27 July 2005	International Application
AU2006/001293	**Therapeutic compositions and methods of treatment:** Antibody formulations of HyACT® **Priority Date:** 7 September 2005	International Application
AU2007/000359	**Method of treatment:** HAS II **Priority Date:** 31 March 2006	International Application

delivering experience

board of directors

Mel Bridges BAppSc FAICD
Non-Executive Chairman

Mel Bridges joined the Alchemia Board as Non-Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses. He co-founded the listed company Panbio Limited (resigned 3 February 2003), and is currently Chairman of Peptech Limited (appointed 11 December 2002) and Director of a number of private companies involved in the biotech industry.

Mel is a member of Alchemia's Audit and Risk Committee and a Fellow of the Australian Institute of Company Directors.

Peter Smith PhD
Chief Executive Officer and Managing Director

Pete Smith joined Alchemia in May 2006 and was appointed Head of Alchemia's Commercialisation and Business Development Division. He was appointed to the role of Chief Executive Officer and Managing Director on 26 April 2007.

Prior to joining the Company Pete was acting Chairman and Chief Executive Officer of Cerylid Biosciences Limited from 2005 to 2006 and Chief Executive Officer and Managing Director of Amrad (appointed 16 October 2003; resigned 19 May 2005). Previously Pete founded UK biotech company Onyvax and was a top-rated pharmaceutical industry analyst at European Investment Banks UBS and HSBC. Pete holds a PhD in Biochemistry and a BA from Cambridge University.

Nerolie Withnall BA LLB FAICD
Non-Executive Director

Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

Nerolie is Chairman of QM Technologies Limited (appointed September 2003), a Director of Campbell Brothers Ltd (appointed 13 December1994), Pan Australian Resources Limited (appointed 21 May 1996), Hedley Gaming & Leisure Property Partners Limited (appointed 25 June 2006) (all ASX listed companies), and of Queensland's Major Sports Facilities Authority. Nerolie is also Chairman of The Brisbane Institute and a Director of the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee, a member of the senate of the University of Queensland and a Councillor of the Australian National Maritime Museum.

Nerolie is a member and Chairman of Alchemia's Audit and Risk Committee.

L-R: Mel Bridges, Peter Smith, Nerolie Withnall.



Tracie Ramsdale PhD
Non-Executive Director

Tracie Ramsdale is one of the founders of Alchemia and has led the Company's development as its General Manager and Chief Executive Officer from 1998 to 2007. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

Professor Peter Andrews AO PhD
Non-Executive Director

Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past 20 years, during which time he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology company Biota Holdings Limited, Agenix Limited and AgResearch Limited (resigned 30 June 2007).

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

He is a member and Chairman of Alchemia's Remuneration Committee.

L-R. Tracie Ramsdale, Peter Andrews.



Julian Clark PhD
Non-Executive Director

Julian Clark joined the Board in September 2006. Julian Clark was a Non-Executive Director of Meditech Research Limited (appointed 16 June 2005; resigned 9 October 2006) and joined the Alchemia Board following the successful completion of the acquisition of that company.

Julian is currently Head of Business Development at the Walter and Eliza Hall Institute in Melbourne, and Director of his own management consultancy. He has previously held senior positions with FH Faulding, including Executive General Manager, Chief Operating Officer and Group Director. Julian has also worked for a number of international biotechnology companies in Sweden, United Kingdom, India, Korea and Japan.

Kevin Healey PhD
Non-Executive Director

Kevin Healey joined the Board in January 1998. He resigned as a Non-Executive Director of the Board on 18 September 2006.

Errol Malta PhD FAICD
Non-Executive Director

Errol Malta joined the Board in October 2003. He has more than 17 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, US, where he was Product Development Team Leader. In this role Errol was responsible for drug development and commercialisation of a number of different drugs in the US, Europe and Japan. He was responsible for five successful IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office of Amgen Australia. Since 2002 Errol has held a number of positions as a Director on a number of boards of biotech companies in Australia and has also worked as a consultant for a number of Australian and US biotech companies.

Errol is a PhD graduate of the University of Melbourne and a fellow of Australian Institute of Company Directors. He has successfully completed the UCLA (Anderson School) Executive Program in Management. Errol was a Director of Avexa Limited (appointed 1 November 2005; resigned 31 January 2007).

Errol is a member of Alchemia's Remuneration Committee and Chairman of its Clinical Advisory Committee.



L R: Julian Clark, Errol Malta.

senior management

Wim Meutermans PhD
Vice President of Discovery

Wim Meutermans joined Alchemia in April 2000. In the past 15 years Wim has been involved in management of drug discovery projects in academia and industry.

As VP of Discovery, Wim is responsible for the continued development and implementation of Alchemia's VAST™ technology in several drug discovery programs. He has published extensively with over 45 journal publications and is co-inventor of 12 patents. Wim obtained a PhD from the Katholieke Universiteit Leuven in Belgium.

Michael L West PhD
Vice President - Intellectual Property & Technology Transfer

Over the past 20 years, Mike has been involved in the development of drug candidates from research through to manufacture. Michael started his career at GlaxoSmithKline before holding a number of positions in academia. Before joining Alchemia Michael consulted to a number of companies and organisations and was a member of the Pharmaceutical Subcommittee advising the TGA.

Michael joined Alchemia in December 1997 as its first employee and has held positions in research and development as well as intellectual property management. A registered Patent and Trade Mark Attorney, Michael was appointed to his current position in 2005.

Michael is responsible for managing the assessment, filing, prosecution and defence of Alchemia's intellectual property portfolio including patents, trade marks and trade secrets. In addition to his IP role, Mike manages Alchemia's fondaparinux program and Alchemia's manufacturing interests.

Tracey Brown PhD
Vice President of Oncology

Tracey Brown is Alchemia's VP of Oncology and joined Alchemia in 2006 as a result of the successful acquisition of Meditech.

Tracey is responsible for the preclinical assessment of Alchemia's discovery programs to determine whether products move into clinical development. Over the last 23 years, Tracey has researched the biochemistry and therapeutic applications of carbohydrates, and this experience has culminated in development of the HyACT® platform.

Over her career Tracey has gained international experience in managing both academic and commercial scientific teams. Tracey has translated this into her current role and as an Associate Professor in the Department of Biochemistry and Molecular Biology, Monash University. Tracey obtained a PhD from the Faculty of Medicine, Monash University.

L-R: Wim Meutermans, Michael West, Tracey Brown



Kris Dyszynski
Vice President – Business Development

Kris joined Alchemia in March 2000. As head of Alchemia's Business Development activities, Kris is responsible for the out-licensing and partnering of Alchemia's discoveries.

He has more than 25 years business development experience in the US biotechnology industry.

Kris has a degree in Bacteriology from the University of California, Berkeley.

David Green
Chief Financial Officer and Company Secretary

David joined Alchemia in May 2007 and is responsible for the finance and company secretarial functions as well as the human resources, IT, facilities and quality management program.

Prior to joining Alchemia David was CFO and Company Secretary of ASX listed Chiquita Brands South Pacific Limited. David has also held senior finance positions with Pacific Dunlop Limited and Sigma Company Limited. David has had significant experience in private treaty acquisitions and disposals, and takeover transactions, with a strong background in financial and operational restructuring, developing cost containment strategies and strategic alliance negotiations. David has also held senior finance positions with other ASX listed companies and was with Ernst & Young for over eight years, including five years consulting to large public companies in the United Kingdom.

L R Kris Dyszynski, David Green.



financial report

directors' report

for the year ended 30 June 2007

Your Directors present their report for the financial year ended 30 June 2007 on the consolidated entity consisting of Alchemia Limited as an individual entity and the consolidated entity consisting of Alchemia Limited and the entities it controlled during or at the end of the financial year.

Directors

At the date of the report, the Directors are:

- M Bridges (Chairman)
- P Smith (Managing Director and Chief Executive Officer) – Appointed 26 April 2007
- Professor P Andrews A.O.
- J Clark – Appointed 18 September 2006
- E Malta
- TE Ramsdale – Resigned as Managing Director and Chief Executive Officer 26 April 2007, appointed as Non-Executive Director at the same day
- N Withnall
- K Healey – Resigned 18 September 2006

Directors' qualifications, experience, special responsibilities and period in office are set out in the section of this report entitled "Board of Directors". Directors were in the office for this entire period unless otherwise stated.

Secretary

Christopher Neal – Resigned in 26 February 2007
David Green – Appointed in 7 May 2007

The Secretary's qualifications and experience are set out in the management profiles section of this report entitled "Senior Management".

Corporate Governance

Details of Alchemia's corporate governance policies and procedures including information about Board Committees are set out in the section of this report entitled "Corporate Governance".

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

	board of directors meetings		committee meetings			
			audit & risk		remuneration	
member	held	attended	held	attended	held	attended
M Bridges	11	11	2	2	-	-
P Smith	2	2	-	-	-	-
P Andrews	11	11	-	-	1	1
J Clark	9	7	1	1	1	1
E Malta	11	11	2	2	1	1
TE Ramsdale	11	11	-	-	-	-
N Withnall	11	11	2	2	-	-
K Healey	3	1	-	-	-	-

Directors' relevant interest in Alchemia securities

	shares		options
director	beneficial	non-beneficial	beneficial
M Bridges	77,374	-	-
P Smith	44,669	-	1,500,000
P Andrews	3,993,323	-	-
J Clark	-	-	-
E Malta	33,374	-	-
TE Ramsdale	1,206,999	-	1,252,052
N Withnall	-	-	-
K Healey	-	-	-

Options

Under the company's remuneration policy, Non-Executive Directors do not receive options. Details of options granted to key management personnel and exercised during the year are set out in the Remuneration report section.

Corporate registered address

3 Hi-Tech Court
Brisbane Technology Park
Eight Mile Plains Qld 4113

Corporate structure

Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating subsidiaries Alchemia Inc. (incorporated and domiciled in USA) and Alchemia Oncology Pty Ltd (previously Meditech Research Limited).

Principal activities

Alchemia Limited, established in 1995, is a biotechnology company developing new human therapeutics based on its proprietary drug discovery and synthesis technologies.

Review of operations

A review of Alchemia's operations during the financial year and the results of those operations, are contained in the section of the report titled "Chief Executive's review".

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Matters subsequent to the end of the financial year

On the 26 July 2007, the company completed a successful capital raising of $15.2 million to various sophisticated US and Australian institutional investors.

The Directors are not aware of any significant change in the state of affairs of the company subsequent to the end of the financial year that is not covered in this report.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the consolidated financial statements in the section of the report entitled "Financial Statements".

Likely developments

Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees

As at the 30 June 2007, Alchemia and its subsidiaries had a total of 39 employees (2006: 41 employees).

Dividends

The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of the property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith

b) liability for costs and expenses incurred by the person:
   i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
   ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company has not formed a tax consolidated group at 30 June 2007.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Remuneration report (Audited)

This report forms part of the Directors' statutory report for the year ended 30 June 2007.

This Remuneration Report outlines the director and executive remuneration arrangements of the company and the group in accordance with the requirements of the *Corporations Act 2001* and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of the AASB 124 *Related Party Disclosures*, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the group receiving the highest remuneration.

Remuneration Committee

The composition and functions of this committee which oversees remuneration issues are set out in the section "Corporate Governance".

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience;
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards;
- Align rewards of management to those of shareholders;
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company; and
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

The incentive plan is currently under review by the Remuneration Committee to ensure that it remains market competitive whilst adhering to the key principles outlined under the remuneration policy. As at the date of this report there are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the annual general meeting in November 2004.

The key features of the current Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent of their base salary;
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous 12 months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

alchemia limited tsr vs. comparator group :

below median	0% of max entitlement
above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

directors' report

for the year ended 30 June 2007

The comparator companies for determination of the TSR are:

- Antisense Therapeutics Limited
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Cytopia Limited
- Metabolic Pharmaceuticals Limited
- Neuren Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify;
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares;
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2007 the details of the entitlement and award of incentive payments to the Chief Executive Officer and key management personnel executives were as set out below.

	incentive awarded	incentive forfeited
Director		
Peter Smith *Chief Executive Officer*	–	–
Key management personnel – Executives		
David Green *Chief Financial Officer & Company Secretary*	–	–
Tracey Brown *Vice President - Oncology*	–	–
Julian Dyszynski *Vice President – Business Development*	–	–
Wim Meutermans *Vice President – Drug Development*	–	–
Michael West *Vice President – Intellectual Property and Technology Transfer*	–	–

There is no entitlement to future incentive payments in respect of the 2007 financial year under the Executive plan.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash;
- A maximum entitlement to $1,000 in value of shares;
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the Board may also allocate options under the Officers and Employees Share Option Scheme to employees who have demonstrated exceptional performance in a year. 1,187,077 Options were granted to 35 employees during the year pursuant to this discretion.

directors' report

for the year ended 30 June 2007

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to executive remuneration. The company is a development stage company which has not yet achieved profitability. Accordingly the most appropriate measure of company wide performance is considered to be Total Shareholder Return (TSR) and as the company has not paid dividends TSR represents entirely capital appreciation of the company's ordinary shares.

	2007	2006
Average share price	$0.924	$1.127
Percentile ranking of TSR against comparator group	14	89
% increase in fixed remuneration	19.63%	11.5%
% increase in total remuneration	32.47%	22.7%

Alchemia Limited's share price since 1 July 2006 has been:

ALC Share Price Vs Comparator Group 2007


Average Comparator Share Price
ACL Share Price
share price
dates

Alchemia Limited's closing share price at the end of each financial year since inception are:

	2007	2006	2005	2004
30 June	0.86	1.08	0.53	0.61

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The remuneration committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003.

The sum of Directors' fees fall within the aggregate fee pool approved in 2003. Consulting fees paid to Errol Malta and Tracie Ramsdale for services to the company in addition to his/her role as Non-Executive Director are not considered to form part of this aggregate pool. No equity incentives are offered to Non-Executive Directors. No additional fees are paid to Directors for participating on Board committees. There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Chief Executive Officer remuneration and service contract

Peter Smith is employed under an employment contract with no fixed expiry. His contract is a salary package of $360,000 including superannuation. In addition there is an annual performance based short term incentive of 30% of his package. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 30 percent of annual salary package, is assessed against individual and company performance and subject to annual review and Board approval.
A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of his existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Key Management Personnel service contracts

Each of the Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

executive	Julian Dyszynski	David Green	Tracey Brown	Michael West	Wim Meutermans
position	VP Business Development	Chief Financial Officer and Company Secretary	VP Oncology	VP IP & Technology Transfer	VP Discovery
base salary	Base salary is subject to remuneration committee approval and reviewed annually in June				
superannuation	The company will match the Executive's contribution into a US 401K defined contribution plan	Superannuation guarantee contribution of 9%			
incentive arrangements	Annual bonus of 30% of salary subject to the company achieving performance objectives in the first instance and then achievement of individual performance objectives				
length of contract	3 years, expiring on 24th March 2008	No fixed term	No fixed term	No fixed term	3 years, expiring on 31st March 2008
notice period					
– employee	Six months	Six months	Six months	Six months	Six months
– termination by company	Six months	Six months	Six months	Six months	Six months

Key Management Personnel (Table 1)

Compensation of Key Management Personnel (Consolidated) for the year-ended 30 June 2007 & 30 June 2006.

	short term employee benefits				post employment		equity-based payments		total	
	salary & fees	cash bonus	non monetary benefits	long service leave accrued	super-annuation contribu-tions	retirement benefits	options	shares		% perfor-mance related
	$	$	$	$	$	$		$	$	
Directors										
Mel Bridges										
2007	75,000	-	-	-	-	-	-	-	75,000	n/a
2006	66,000	-	-	-	-	-	-	-	66,000	n/a
Peter Smith										
2007	262,967	-	2,871	7,159	23,667	-	195,249	-	491,913	15.73%
2006	23,077	-	-	523	2,077		-	-	25,677	-
Peter Andrews										
2007	11,250	-	-	-	37,800	-	-	-	49,050	n/a
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
Julian Clark				-						
2007	45,536	-	-	-	4,098	-	-	-	49,634	n/a
2006	-	-	-	-	-	-	-	-	-	n/a
Errol Malta[1]				-						
2007	89,622	-	-	-	26,550	-	-	-	116,172	n/a
2006	171,629	-	-	-	3,308	-	-	-	174,937	n/a
Tracie Ramsdale[2]										
2007	486,964	14,616	-	-	62,944	205,000	49,043	82,824	901,391	16.25%
2006	279,617	4,764	-	46,135	24,999	-	156,204	26,998	538,717	34.89%
Nerolie Withnall										
2007	45,000	-	-	-	4,050	-	-	-	49,050	n/a
2006	46,750	-	-	-	4,207	-	-	-	50,957	n/a
Kevin Healey[3]										
2007	11,250	-	-	-	1,013	-	-	-	12,263	n/a
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
Executives										
Tracey Brown										
2007	156,119	-	6,146	21,419	32,058	-	12,146	2,500	230,388	6.36%
2006	16,281	-	399	3,574	2,678	-	-	-	22,932	-
Julian Dyszynski										
2007	191,301	5,213	8,863	-	20,522	-	31,698	30,673	288,270	23.44%
2006	203,004	2,667	8,713	-	10,803	-	72,228	14,976	312,391	28.77%
David Green[4]										
2007	29,254	-	-	666	1,708	-	47,370	-	78,998	59.96%
2006	-	-	-	-	-	-	-	-	-	-
Wim Meutermans										
2007	166,955	2,300	-	23,302	19,386	-	2,768	35,700	250,411	16.28%
2006	139,822	1,734	-	17,013	12,584	-	1,942	9,827	182,922	7.38%
Christopher Neal[3]										
2007	171,955	7,650	-	-	13,473	-	23,854	43,349	260,281	28.76%
2006	169,926	2,232	-	9,358	15,293	-	76,020	12,647	285,476	31.84%
Ian Nisbet[3]										
2007	246,090	-	-	-	13,152	-	-	4,172	263,414	1.58%
2006	28,016	-	-	6,535	1,421	-	-	-	35,972	-
Michael West										
2007	161,483	4,159	3,300	28,410	18,453	-	2,768	23,568	242,141	12.59%
2006	132,036	1,734	1,650	22,195	11,883	-	971	9,827	180,296	6.95%
Total Remuneration										
2007	**2,150,746**	**33,938**	**21,180**	**80,956**	**278,874**	**205,000**	**364,896**	**222,786**	**3,358,376**	**18.51%**
2006	**1,349,658**	**13,131**	**10,762**	**105,333**	**95,869**	**-**	**307,365**	**74,275**	**1,956,393**	**20.18%**

[1] *Errol Malta in addition to his fees as a non executive director also receives remuneration from the company in respect of consulting services he provided during the year and as chairman of the company's Clinical Advisory Committee*

[2] *Includes fees as Executive and Non-Executive Director as well as additional fees paid in May for consultancy services provided in general scientific advisory services*

[3] *Includes salary until their resignation period*

[4] *Joined the company on 7 May 2007*

The amount included above in respect of options under the share based payments component of remuneration represents the amortisation over the expected life of the option of the fair value of the option at the date of grant. 1,187,077 options were granted as remuneration during the year and 1,550,000[1] options were granted under Alchemia Limited Executive Share Plan. The fair value of the cash settled options is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The following table lists the inputs:

	2007	2006
Expected volatility (%)	60	61.9–68.4
Risk free interest rate (%)	5.79–6.02	5.55–6.09
Expected life of options (years)	5	3
Dividend yield (%)	-	-
Option exercise price ($)	1.09–9.00	0.36–0.95
Weighted average share price at grant date ($)	0.98	0.70

Key Management Personnel – Compensation options: Granted and vested during the year (Table 2)

	vested	granted	terms & conditions for each grant					
30 June 2007	no.	no.	grant date	fair value per option at grant date ($)	exercise price per option ($)	expiry date	first exercise date	last exercise date
Directors								
Peter Smith	–	400,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Peter Smith	–	1,100,000	30 Apr 07	0.45	1.090	30 Apr 12	23 Nov 07	30 Apr 12
Tracie Ramsdale	1,252,052	–	–	–	–	–	–	–
Executives								
Tracey Brown	–	47,266	21 Aug 06	0.27	1.617	20 Aug 11	21 Aug 09	20 Aug 11
Tracey Brown	–	27,778	25 Jan 07	0.22	1.670	01 Feb 10	25 Jan 07	01 Feb 10
Tracey Brown	–	55,556	25 Jan 07	0.06	4.500	01 Feb 10	25 Jan 07	01 Feb 10
Tracey Brown	–	55,556	25 Jan 07	0.02	9.000	01 Feb 10	25 Jan 07	01 Feb 10
Julian Dyszynski	536,420	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
David Green	–	450,000	23 May 07	0.63	1.160	22 May 12	22 May 08	22 May 12
Wim Meutermans	–	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Michael West	–	20,000	21 Jul 06	0.42	1.617	20 Jul 11	21 Jul 09	20 Jul 11
Total	**1,788,472**	**2,196,156**						

[1] 1,000,000 options issued to Pete Smith are subject to approval at AGM.

directors' report

for the year ended 30 June 2007

	vested	granted	terms & conditions for each grant					
30 June 2006	no.	no.	grant date	fair value per option at grant date ($)	exercise price per option ($)	expiry date	first exercise date	last exercise date
Directors								
Peter Smith	-	-	-	-	-	-	-	-
Tracie Ramsdale	-	-	-	-	-	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Wim Meutermans	134,148	-	-	-	-	-	-	-
Christopher Neal	-	-	-	-	-	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Michael West	67,074	-	-	-	-	-	-	-
Total	**201,222**	**-**						

ERNST & YOUNG

3 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

Winna Brown
Partner

27 August 2007

directors' report

for the year ended 30 June 2007

Non-audit services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company	$ 21,950

This report is made in accordance with a resolution of the Directors of the Board.

P Smith
Managing Director and Chief Executive Officer

Signed at Brisbane on 27 August 2007

corporate governance statement

Corporate Governance

Alchemia Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. At a minimum we will ensure that all regulatory requirements are met and ethical standards maintained. Alchemia Limited adheres to the substantive and procedural recommendations of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, dated 31 March 2003.

The Directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices of the company that the Directors, management and employees are required to follow.

Comprehensive information about our corporate governance policies can be found on our website at www.alchemia.com.au

Role of the Alchemia Limited Board of Directors

The Alchemia Limited Board of Directors (the Board) is ultimately responsible for the success of the company through setting its strategic goals, establishing resources and overseeing its management processes. Its aim is to create and deliver shareholder value by maximising the performance of our business.

The primary roles of the Board include:

- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior Executives;
- Formulate and establish the strategic direction of the company and monitor its execution;
- Protect the interests of shareholders;
- Monitor and optimise business performance;
- Ensure that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities;
- Establish proper succession plans for management of the company;
- Approve external financial reporting by Alchemia Limited.

The division of responsibilities between the Board and management is set out in the Board Charter and in accordance with the approved framework of delegated authority to management. The executive team is responsible for ensuring that the board is provided with quality, timely information to enable the board to fulfil its responsibilities. A copy of the Board Charter is available on our website.

This complies with ASX Corporate Governance Principle 1.

Board composition and independence

The Alchemia Limited Board has seven Directors, comprising six Non-Executive Directors (including the Chairman) and one Executive Director.

Details of each Director's skills and experience are set out in the Directors Report.

Directors (except for the Chief Executive Officer) are subject to re-election by rotation at annual general meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for Non-Executive Director appointments. Newly elected Directors must seek re-election at the first general meeting of shareholders following their appointment.

The Board assesses Director independence on an annual basis, or more often if it feels it is warranted, depending on disclosures made by individual Directors.

The Board has concluded that all Non-Executive Directors are independent. In reaching this conclusion the Directors considered the following:

- Professor Andrews was a founder of the company and has been a Board member since 1995 but has not undertaken any Executive role within the company at any time nor has any business or other relationship that could compromise his independence.
- Dr Tracie Ramsdale was a founder of the company and has been a Board member since 2003. She was Chief Executive Officer of the Company until April 2007 at which time she resigned from that role to assume a Non-Executive Directorship position with the company. In addition to this role she will also provide consulting services to, and Chair, Alchemia's Scientific Advisory Committee. Notwithstanding these past and present associations the Board is satisfied that these will not interfere with the independent exercise of her judgement.
- Dr Malta provides consulting advice to the company and serves on the company's Clinical Advisory Committee. Both of these roles have arisen as a consequence of his appointment to the Board in 2003 and the Board has reviewed and is satisfied that these roles do not compromise his independence.
- Ms Withnall and Mr Bridges do not have any previous association with the company or any other relationships that are relevant to their independence.
- Dr Clark was formerly a director of Meditech Research Limited (Meditech) and became a director of Alchemia following the acquisition of Meditech in 2006. Dr Clark as no other associations or relationships with Alchemia that are relevant to his independence.

corporate governance statement

The Chairman is independent and runs the Board in such a manner as to facilitate the effective contribution of all Directors and promote constructive and respectful relations among the Board members and between Board and management.
The Chairman implements the following to ensure that the principles inherent in good Board practice are followed:

- Follows proper meeting procedure ensuring that all members of the Board are given a proper opportunity to put forward views and discuss issues in a constructive and robust environment. This ensures that effective communication and contribution can be achieved.
- Ensures that detailed Board papers are prepared and distributed, ensuring that Board members are fully informed on relevant issues in a timely manner.
- Ensures that draft minutes of meetings are circulated within a reasonable period after the meeting. This ensures proper follow up and informed reporting of resolutions passed and issues discussed at Board meetings.
- If a potential conflict of interest arises, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is being considered. Directors must advise the Board immediately of any interests that could potentially conflict with those of Alchemia.

The roles of Chairman and Chief Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

The company's Board structure is compliant with ASX Corporate Governance Council Principles 2.1, 2.2, 2.3 and 2.5.

Directors' access to independent professional advice

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

Review of board performance

In July 2006 the Board undertook its most recent review of its performance and that of its committees and individual Directors. This involved a self assessment process which required the completion and evaluation of detailed questionnaires on business and management matters. The results of this review are currently being analysed by the Board and as has been past practice will be used to establish new performance objectives. The next performance review is scheduled for September 2007.

Formal performance assessment is undertaken on all Executives including the Chief Executive on an annual basis.

The company complies with ASX Corporate Governance Council Principle 8 in relation to Board performance.

Access to information

To help Directors maintain their understanding of the business and to assess the people managing them, Directors are briefed regularly by members of the Executive team. Directors also have access to other employees at all levels during inspections and in other meetings.

Diectors receive comprehensive monthly reports from management and have unrestricted access to company records and information.

All Directors have direct access to the Company Secretary who is accountable to the Chief Executive and, through the Chairman, the Board on all corporate governance matters.

Board committees

Alchemia's Board has established three standing committees to assist in meeting its responsibilities — the Audit and Risk Committee, the Remuneration Committee and the Nomination Committee. These committees review matters on behalf of the Board and make recommendations for consideration by the entire Board. Copies of the charters of these committees may be accessed from our website.

Remuneration Committee

The Board has established a Remuneration Committee, which meets at least two times per year. The Remuneration Committee comprises the following Non-Executive Directors:

- Peter Andrews (Chairman)
- Errol Malta
- Julian Clark

Attendance at meetings during the year is set out in the Directors' Report.

The Remuneration Committee undertakes the procedure for establishing and reviewing remuneration for senior Executives and Non-Executive members of the Board.

Particulars concerning Directors' and Executives' remuneration and the company's Employee and Officers Share Option Plan are set out in the Directors' Report and in the notes to the financial statements.

The Remuneration Committee complies with ASX Corporate Governance Council Principles 9.2 and 9.5

corporate governance statement

Audit and Risk Committee

The Board has established an Audit and Risk Committee, which meets regularly throughout the year. The Audit and Risk Committee comprises four Non-Executive Directors, and its current members are:

- Nerolie Withnall (Chairman)
- Mel Bridges
- Errol Malta
- Julian Clark

Attendance at meetings during the year is set out in the Directors' Report.

The members of the Audit and Risk Committee have significant financial, business, and legal backgrounds, expertise and qualifications. The full particulars of each member's relevant experience and qualifications, and other relevant matters are contained in this annual report.

The nomination and review of existing audit arrangements is undertaken by the Audit and Risk Committee. The Audit and Risk Committee addresses issues surrounding the integrity of financial information presented to the Board and shareholders, including the review of audit engagements and controls.

The Audit and Risk Committee also advises the Board and makes recommendations in relation to policy and procedures, and the application of the principles of corporate governance. The committee addresses issues of proper corporate governance procedures and practices to ensure that the company maintains the highest integrity and best practice with respect to such matters.

The committee seeks to ensure the independence of the external auditor. It pre-approves any non-audit services to be performed by the audit firm. Such approval will not be given if the services might impair the auditor's judgement or independence.

The Audit and Risk Committee generally invites the Chief Executive Officer, the Chief Financial Officer and external auditors to attend meetings. The Chief Executive Officer (Peter Smith) and the Chief Financial Officer (David Green) sign a statement to the half yearly and full year accounts to the effect that the company's financial reports present a true and fair view in all material respects of the company's financial condition and operational results, and are in accordance with the relevant accounting standards.

The Audit and Risk Committee structure and charter comply with ASX Corporate Governance Council Principles 4.2, 4.3, 4.4 and 4.5.

Nomination Committee

The Nomination Committee comprises all members of the board and meets where necessary to consider and select candidates for the position of director.

The Nomination Committee structure and functions comply with ASX Corporate Governance Council Principles 2.5

Risk management

The Board, together with the Audit and Risk Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- The principal strategic, operational and financial risks are identified;
- Effective systems are in place to monitor and manage risks;
- Reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- Established policies and procedures in relation to treasury operations including the use of derivatives;
- Issued and revised standards and procedures in relation to health and safety matters;
- Implemented policies and procedures in relation to the protection of the company's intellectual property;
- Issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

These risks are monitored by regular reports to the Board and, where appropriate, by management presentations to the Board and to the Audit Committee during the year.

The risk oversight policies and practices comply with ASX Corporate Governance Council Principles 7.1and 7.3.

Code of conduct

The Board and management ensure that the business processes of Alchemia Limited are conducted according to sound ethical principles. The Board has established formal codes of conduct in this regard for Directors, management and staff, copies of which are available on our website.

This code of conduct complies with the obligations in ASX Corporate Governance Council Principles 3.1, 3.3 and 10.

corporate governance statement

Share trading

The Board has set the following rules relating to trading in the company's securities by Directors, management and employees, which are followed:

1. Directors, Officers and employees will not engage in short term trading of the company's shares.
2. Directors, Officers and employees will neither buy nor sell at a time when they possess information which, if disclosed publicly, would be likely to materially affect the market price or value of the company's shares.
3. Directors and nominated Officers and employees will notify the Board in advance of any material intended transactions involving the company's shares (through the Chairman or Secretary).
4. Directors and nominated Officers and employees will neither buy nor sell shares in the company except within one month after the occurrence of one of the following events:
   a) Release of yearly results to the ASX; or
   b) Release of half yearly results to the ASX; or
   c) The Annual General Meeting
5. Points 1 to 4 above apply to Directors, Officers and employees (including their nominee companies) and their associates, such as spouses, dependent children, family trusts and family companies where the transactions are known to the Director.

The share trading policy complies with ASX Corporate Governance Council Principle 3.2.

Reporting to stakeholders

The Board is committed to keeping shareholders and other legitimate stakeholders informed in a timely manner of material developments that affect the company. The company disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with Australian Stock Exchange and Corporations Act obligations.

All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. The Company Secretary is responsible for communications with the Australian Stock Exchange.

The company's policies and procedures comply with the requirements of ASX Corporate Governance Council Principles 5 and 6.1.

Certifying financial reports

The Chief Executive Officer and Chief Financial Officer certify in respect of the half yearly financial results and the full yearly financial results that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and results and are in accordance with relevant accounting standards. As part of this certification, they are required to confirm that there is a sound system of risk management and that the risk management and internal compliance and control system is operating efficiently and effectively during the whole financial year.

This complies with ASX Corporate Governance Council Principles 4.1 and 7.2.

Audit governance

The company's external audit services are provided by Ernst & Young. The partner responsible for the audit was appointed during 2005 and, under the terms of the engagement, will be required to rotate off the audit in five years. Reports prepared by the external auditor are submitted to the Audit and Risk Committee. It is the policy of the external auditor to provide an annual declaration of their independence to the Audit and Risk Committee.

The relationship with the external auditor is covered in the Audit and Risk Committee charter, which is available on our website.

The external audit partner in charge of the Alchemia audit attends the annual general meeting of the company and is available to answer shareholder questions relating to audit and accounting matters.

This is compliant with ASX Corporate Governance Council Principle 6.

income statement

for the year ended 30 June 2007

	note	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Continuing operations					
Interest income		1,011	1,379	969	1,372
Grants received		1,548	813	1,146	755
Other Income		768	26	47	26
Total income		3,327	2,218	2,162	2,153
Depreciation and amortisation	3a	(1,874)	(1,147)	(473)	(1,031)
Payroll and staff expenses	3b	(5,505)	(4,243)	(4,292)	(3,916)
Business development		(426)	(649)	(563)	(895)
Finance costs		-	(3)	-	-
Research and development costs		(5,697)	(6,450)	(4,663)	(6,230)
Administration and corporate expenses		(2,014)	(1,658)	(1,935)	(1,561)
Rent and occupancy expense		(583)	(517)	(524)	(500)
Share based payment expense	3b	(531)	(382)	(531)	(382)
Provision for intercompany loan		-	-	(2,856)	(4)
Other expense		48	(11)	49	7
Loss before income tax		(13,255)	(12,842)	(13,626)	(12,359)
Income tax benefit	4	326	110	-	-
Loss from continuing operations		(12,929)	(12,732)	(13,626)	(12,359)
Net loss for the year		(12,929)	(12,732)	(13,626)	(12,359)
Net loss attributable to minority interest		-	(127)	-	-
Net loss attributable to equity holders of the parent		(12,929)	(12,605)	(13,626)	(12,359)
Earnings per share (cents per share)					
– Basic earnings/(loss) per share (cents)	5	(9.3)	(10.7)		
– Diluted earnings/(loss) per share (cents)	5	(9.3)	(10.7)		
Dividends per share (cents)		-	-		

The above income statement should be read in conjunction with the accompanying notes.

balance sheet

for the year ended 30 June 2007

	note	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Assets					
Current assets					
Cash and cash equivalents	6	**5,319**	11,603	**4,784**	10,990
Term deposits	7	**4,341**	14,631	**4,341**	14,631
Trade and other receivables	8	**1,306**	291	**864**	226
Other current assets	9	**140**	195	**140**	140
Total current assets		**11,106**	26,720	**10,129**	25,987
Non-current assets					
Property, plant and equipment	10	**1,282**	1,066	**1,164**	970
Intangible assets and goodwill	11	**22,660**	24,377	**-**	-
Investment in Controlled entities	12	**-**	-	**17,218**	15,022
Non-current receivables to controlled entities	12	**-**	-	**520**	406
Deferred tax assets	4	**19**	136	**15**	58
Total non-current assets		**23,961**	25,579	**18,917**	16,456
Total assets		**35,067**	52,299	**29,046**	42,443
Liabilities					
Current liabilities					
Trade and other payables	13	**1,227**	3,893	**961**	1,990
Deferred revenue		**205**	178	**61**	165
Provisions	14	**205**	322	**142**	218
Convertible debt	15	**-**	1,707	**-**	1,707
Total current liabilities		**1,637**	6,100	**1,164**	4,080
Non-current liabilities					
Provisions	14	**224**	248	**208**	218
Deferred tax liability	4	**5,079**	5,525	**15**	58
Total non-current liabilities		**5,303**	5,773	**223**	276
Total liabilities		**6,940**	11,873	**1,387**	4,356
Net assets		**28,127**	40,426	**27,659**	38,087
Equity					
Equity attributable to equity holders of the parent					
Contributed equity	16a	**87,725**	84,959	**87,725**	84,959
Shares to be issued		**-**	99	**-**	99
Reserves	16b	**1,933**	1,340	**1,933**	1,402
Accumulated losses		**(61,531)**	(48,602)	**(61,999)**	(48,373)
Parent interests		**28,127**	37,796	**27,659**	38,087
Minority interests		**-**	2,630	**-**	-
Total equity		**28,127**	40,426	**27,659**	38,087

The above balance sheet should be read in conjunction with the accompanying notes.

statement of changes in equity

for the year ended 30 June 2007

consolidated	issued capital $'000	shares to be issued $'000	retained earnings $'000	reserves $'000	total $'000	minority interest $'000	total equity $'000
At 1 July 2005	**48,991**	**-**	**(35,997)**	**1,020**	**14,014**	**-**	**14,014**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,605)	-	(12,605)	(127)	(12,732)
Total income/expense for the period	(498)	-	(12,605)	-	(13,103)	(127)	(13,230)
Exercise of options – employees	378	-	-	-	378	-	378
Issuance of shares – Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares – Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares – Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options – non-employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	5,805	17,054
Acquisition of minority interest - Meditech	3,011	99	-	(62)	3,048	(3,048)	-
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**
Total income/expense for the period recognised directly in equity	-	-	(12,929)	-	(12,929)	-	(12,929)
Total income/expense for the period	-	-	(12,929)	-	(12,929)	-	(12,929)
Exercise of options – employees	318	-	-	-	318	-	318
Issuance of shares – Executive and employee Incentive Plans Shares	387	-	-	-	387	-	387
Acquisition of Meditech through issue of shares	2,061	(99)	-	-	1,962	(2,694)	(732)
Acquisition of minority interest - Meditech	-	-	-	62	62	64	126
Cost of share-based payment	-	-	-	531	531	-	531
Total as at 30 June 2007	**87,725**	**-**	**(61,531)**	**1,933**	**28,127**	**-**	**28,127**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

statement of changes in equity

for the year ended 30 June 2007

parent	issued capital $'000	shares to be issued $'000	retained earnings $'000	reserves $'000	total $'000	minority interest $'000	total equity $'000
At 1 July 2005	**48,991**	**-**	**(36,014)**	**1,020**	**13,997**	**-**	**13,997**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,359)	-	(12,359)	-	(12,359)
Total income/expense for the period	(498)	-	(12,359)	-	(12,857)	-	(12,857)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - Executive and employee Incentive Plans Shares	128	-	-	-	128	-	128
Issuance of shares - Private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - Share Purchase Plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	-	11,249
Acquisition of minority interest - Meditech	3,011	99	-	-	3,110	-	3,110
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,373)**	**1,402**	**38,087**	**-**	**38,087**
Total income/expense for the period recognised directly in equity	-	-	(13,626)	-	(13,626)	-	(13,626)
Total income/expense for the period	-	-	(13,626)	-	(13,626)	-	(13,626)
Exercise of options - employees	318	-	-	-	318	-	318
Issuance of shares - Executive and employee Incentive Plans Shares	387	-	-	-	387	-	387
Acquisition of Meditech through issue of shares	2,061	(99)	-	-	1,962	-	1,962
Cost of share-based payment	-	-	-	531	531	-	531
Total as at 30 June 2007	**87,725**	**-**	**(61,999)**	**1,933**	**27,659**	**-**	**27,659**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

statement of cash flows

for the year ended 30 June 2007

	note	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Cash flows from operating activities					
Receipts from grants		**1,575**	920	1,043	920
Payments to suppliers and employees		**(17,292)**	(14,093)	**(13,431)**	(13,863)
Other income received		**368**	26	**47**	26
Interest received		**1,145**	1,278	**1,113**	1,372
Interest paid		**-**	(3)	**-**	-
Net cash flows from operating activities	6	**(14,204)**	(11,872)	**(11,228)**	(11,545)
Cash flows from investing activities					
Purchase of property, plant and equipment	10	**(746)**	(512)	**(667)**	(513)
Payment for acquisition of subsidiary		**(235)**	264	**(235)**	(661)
Loan to subsidiary		**-**	(402)	**(2,977)**	(405)
Net purchases of short term deposits		**10,290**	(902)	**10,290**	(902)
Net cash flows used in investing activities		**9,309**	(1,552)	**6,411**	(2,481)
Cash flows from financing activities					
Proceeds from issues of ordinary shares	16	**318**	22,206	**318**	22,206
(Repayment)/drawdown under convertible loan facility	15	**(1,707)**	1,079	**(1,707)**	1,079
Payment of share issue costs		**-**	(498)	**-**	(498)
Repayments of finance lease principal		**-**	(2)	**-**	(2)
Receipt of funds held on deposit		**-**	183	**-**	183
Net cash flows (used in)/from financing activities		**(1,389)**	22,968	**(1,389)**	22,968
Net (decrease)/ increase in cash and cash equivalents		**(6,284)**	9,544	**(6,206)**	8,942
Cash and cash equivalents at beginning of period		**11,603**	2,059	**10,990**	2,048
Cash and cash equivalents at end of the period	6	**5,319**	11,603	**4,784**	10,990

The above statement of cash flows should be read in conjunction with the accompanying notes.

notes to the financial statements

for the year ended 30 June 2007

1. Corporate information

The financial report of Alchemia Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 27 August 2007 and covers Alchemia Limited as an individual entity as well as the consolidated entity consisting of Alchemia Limited and its subsidiaries as required by the Corporations Act 2001.

Alchemia Limited is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 22 and in the Directors Report.

2. Summary of significant accounting policies

(a) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

Except for the amendments to AASB 101 *Presentation of Financial Statements* and AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007. These are outlined in the table below.

reference	title	summary	application date of standard	impact on group financial report	application date for group
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 *Financial Instruments: Disclosures.*	1 Jan 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 7	*AASB 7 Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 130 *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and AASB 132 *Financial Instruments: Disclosure and Presentation.*	1 Jan 2007	As above	1 July 2007

2. Summary of significant accounting policies (cont'd)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Alchemia Limited and its subsidiaries as at 30 June each year (the Group).

The financial statements of the subsidiaries are prepared for the same reporting period as Alchemia Limited, the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of a subsidiary is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(d) Significant accounting judgements, estimates and assumptions

Significant accounting estimates and assumptions

In applying the Group's accounting policies management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

Share-based payment transactions

The Group measures the cost of equity-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted.

(e) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Government Grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Interest

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

2. Summary of significant accounting policies (cont'd)

(f) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term if there is reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Trade and other receivables

Trade receivables, which generally have 0–30 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the group will not be able to collect the debt.

(i) Foreign currencies

The functional and presentation currency of Alchemia Limited and its Australian subsidiaries is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The functional currency of the foreign operations, Alchemia Inc., is in United States dollars (US$).

As at the reporting date the assets and liabilities of these subsidiaries are translated into the presentation currency of Alchemia Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

(j) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- When the taxable temporary difference is associated with investments in subsidiaries and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

2. Summary of significant accounting policies (cont'd)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(k) Other tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l) Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in profit or loss as incurred.

	2007	2006
Plant and equipment under lease	**n/a**	2 to 5 years
Plant and equipment	**3 to 5 years**	3 to 5 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(m) Investment and other financial assets

Financial assets in the scope of AASB 139 *Financial Instruments: Recognition and Measurement* are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction cost. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

(n) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

notes to the financial statements

for the year ended 30 June 2007

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(o) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset are reviewed at least at each financial year end. Changes in the expected useful life are accounted for by changing the amortisation expense on intangible assets is recognised in profit or loss.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

(p) Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(q) Trade and other payables

Trade payables and other payables are carried at amortised costs. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(r) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(s) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(t) Employee benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liability are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(u) Acquisition of minority interest

In accounting for the acquisition of the minority interest the Group has elected to apply the "Parent Entity Extension Method". Under this method, the assets and liabilities of the subsidiary are not remeasured to reflect their fair values at the date of the transaction. Rather, the Group has recognised goodwill measured as the difference between the cost of minority interest acquired and the minority interest's share of the identifiable net assets of the acquiree at the date of acquisition.

(v) Share-based payment transactions

The company provides benefits to employees (including key management personnel) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently three plans in place to provide these benefits:

- The executive incentive plan, which provides benefits to senior executives (including key management personnel);
- The staff incentive, which provides benefits to all employees excluding senior executives and directors;
- The employee share option plan, which provides benefits to all employees and directors.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value measured at grant date takes into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Alchemia Limited (market conditions).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

(v) Share-based payment transactions (cont'd)

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense no yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(w) Shares to be issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

(x) Options

As options are expected to be exercised before contract life, expected life of the options becomes the vesting period.

(y) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(z) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

3. Expenses

	notes	consolidated		alchemia limited	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
(a) Depreciation and amortisation:					
Depreciation of property, plant and equipment		**529**	1,033	**473**	1,029
Amortisation of property, plant and equipment		**-**	2	**-**	2
Amortisation of patent(s)		**1,345**	112	**-**	-
		1,874	1,147	**473**	1,031
(b) Employee benefits expense					
Wages and salaries		**4,688**	3,622	**3,619**	3,348
Workers compensation costs		**28**	25	**21**	25
Defined contribution plan expense		**407**	243	**330**	227
Annual leave provision		**(114)**	43	**(76)**	22
Long service leave provision		**(24)**	49	**(10)**	49
Payroll & Fringe Benefit Tax		**291**	173	**210**	159
Other employee benefit expenses		**229**	88	**198**	86
Share based payments		**531**	382	**531**	382
		6,036	4,625	**4,823**	4,298
(c) Other					
Net foreign currency (gains) – other		**(72)**	(24)	**(74)**	(24)
Operating lease		**374**	313	**317**	313
Impairment of term deposits included in administration expenses		**97**	-	**97**	-

4. Income tax

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Accounting loss before tax from continuing operations		**(13,255)**	(12,842)	**(13,626)**	(12,359)
At the group's statutory income tax rate of 30% (2006:30%)		**(3,977)**	(3,853)	**(4,088)**	(3,708)
Expenditure not allowable for income tax purposes	(a)	**275**	114	**275**	114
Recognition of deferred tax assets not previously booked	(b)	**(107)**	(110)	**-**	-
Unrecognised tax losses		**3,483**	3,739	**3,813**	3,594
Total income tax expense/(benefit) provided on operating loss	(c)	**(326)**	(110)	**-**	-

Deferred income tax Deferred income tax at 30 June relates to	balance sheet 2007 $'000	balance sheet 2006 $'000	income statement 2007 $'000	income statement 2006 $'000
Consolidated				
Deferred tax liabilities				
Deferred income	**18**	59	**41**	59
Patents	**5,061**	5,466	**(326)**	(33)
Deferred tax liability	**5,079**	5,525	**(285)**	26
Deferred tax assets				
Employee entitlements	**109**	151	**-**	-
Deferred revenue	**127**	54	**(41)**	(54)
Accruals and provisions	**48**	215	**-**	(82)
Losses available for offset against future taxable income	**16,024**	12,807	**-**	-
Deferred depreciation for tax purposes	**722**	563	**-**	
S40-880 costs	**287**	472	**-**	-
Patent costs	**231**	245	**-**	-
Unrealised foreign exchange losses	**-**	13	**-**	-
	17,548	14,520		
Deferred tax assets not recognised	**(17,529)**	(14,384)		
Gross deferred income tax assets	**19**	136		
Deferred tax income/ (expense)			**(326)**	(110)

(a) **Share based payment expense (options)**: $530,807 at 30% = $159,242
Share based payment expense (shares): $386,824 at 30% = $116,047
$275,289

(b) **Deferred tax asset**: Reverse part of deferred tax liability for patent – $356,098 at 30% = $106,829

(c) **Income tax expense**: Refer to deferred tax movement calculation

notes to the financial statements

for the year ended 30 June 2007

4. Income tax (cont'd)

	balance sheet		income statement	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Deferred income tax				
Parent				
Deferred tax liabilities				
Deferred income	**15**	58	**(43)**	58
Patents	**-**	-	**-**	-
Deferred tax liability	**15**	58	**(43)**	-
Deferred tax assets				
Employee entitlements	**91**	117	**-**	-
Deferred revenue	**19**	50	**31**	(50)
Accruals and provisions	**48**	193	**12**	(8)
Losses available for offset against future taxable income	**15,238**	12,807	**-**	-
Deferred depreciation for tax purposes	**722**	545		
S40-880 costs	**287**	471	**-**	-
Patent costs	**231**	245	**-**	-
Unrealised foreign exchange losses	**-**	13	**-**	-
	16,636	14,441		
Deferred tax assets not recognised	**16,621**	(14,383)		
Gross deferred income tax assets	**15**	58		
Deferred tax income/ (expense)			**-**	-

The group has tax losses arising in Australia of $53,416,505 (2006 $42,745,522) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

	2007	2006
5. Earnings per share (cents)	**(9.3)**	(10.7)

Basic earnings per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

Net loss used in calculating basic and diluted earnings per share ($'000)	**12,929**	12,605
	number of shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	**139,340,220**	117,635,526

The options are non-dilutive as the Company is in losses.

6. Cash and cash equivalents

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Cash at bank and on hand		**203**	2,290	**156**	1,677
Short term deposits		**5,116**	9,313	**4,628**	9,313
		5,319	11,603	**4,784**	10,990

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirement of the Group, and earn interest at the respective short-term deposit rates.

Reconciliation of net loss after tax to net cash flows from operations	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Net loss	**(12,929)**	(12,732)	**(13,626)**	(12,359)
Adjustments for				
Fair value of services paid for via issuance of options	**531**	382	**531**	382
Fair value of services paid for via issuance of shares	**387**	-	**387**	-
Impairment and write off of non-current assets	**-**	-	**2,863**	-
Depreciation of non-current assets	**529**	1,033	**473**	1,029
Amortisation of non-current assets	**-**	2	**-**	2
Amortisation of intangibles	**1,345**	112	**-**	-
Changes in assets and liabilities				
(Increase) in trade and other receivables	**(1,015)**	(104)	**(638)**	(92)
Decrease in prepayments	**55**	1	**-**	14
Decrease/(increase) in deferred tax assets	**117**	(110)	**43**	(58)
Increase/(decrease) in deferred revenue	**27**	107	**(104)**	165
(Decrease) in trade and other payables	**(2,664)**	(645)	**(1,028)**	(757)
(Decrease)/increase in current provision	**(117)**	33	**(76)**	22
(Decrease)/increase in deferred tax liabilities	**(446)**	-	**(43)**	58
(Decrease)/increase in non-current provisions	**(24)**	49	**(10)**	49
Net cash from operating activities	**(14,204)**	(11,872)	**(11,228)**	(11,545)

notes to the financial statements

for the year ended 30 June 2007

7. Term deposits

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Short term deposits (at fair value)*		**4,341**	14,631	**4,341**	14,631
*Net of provision for impairment		**(97)**	-	**(97)**	-

Short term deposits are available for sale financial instruments.

8. Receivables (current)

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Security deposit		**27**	31	**-**	-
Trade receivable	(a)	**430**	65	**27**	33
Trade receivable – Dr Reddy	17	**788**	-	**788**	-
Other receivable	(b)	**61**	195	**49**	193
		1,306	291	**864**	226

(a) Represents a milestone payment receivable from SkyePharma PLC, following approval of Solaraze® by the Australian Therapeutic Goods Administration (TGA). The Australian, New Zealand, Malaysian and Singapore marketing and sublicensing rights to Solaraze® were licensed to SkyePharma by Meditech Limited in 2002 in return for an upfront payment, a milestone payment on approval in Australia or New Zealand and a royalty on sales in these four territories. Final marketing approval was given by the Australian TGA in June 2007. Solaraze® is used to treat actinic keratosis, a prevalent pre-cancerous skin disorder caused by exposure to the sun.

(b) Other receivables comprise of mainly interest receivable.

9. Other current assets

Prepayments		**140**	195	**140**	140

notes to the financial statements

for the year ended 30 June 2007

10. Property, plant and equipment

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Leasehold improvements					
At Cost		**1,607**	1,594	**1,607**	1,594
Accumulated depreciation		**(1,596)**	(1,509)	**(1,596)**	(1,509)
Net carrying amount		**11**	85	**11**	85
Plant and equipment					
At cost		**7,200**	6,472	**7,026**	6,372
Accumulated depreciation		**(5,929)**	(5,491)	**(5,873)**	(5,487)
Net carrying amount		**1,271**	981	**1,153**	885
Total property, plant and equipment					
At Cost		**8,807**	8,066	**8,633**	7,966
Accumulated depreciation and amortisation		**(7,525)**	(7,000)	**(7,469)**	(6,996)
Total written down value		**1,282**	1,066	**1,164**	970
Reconciliations					
Leasehold Improvements					
Carrying amount at 1 July 2006		**85**	334	**85**	334
Additions		**13**	–	**13**	–
Depreciation expense		**(87)**	(249)	**(87)**	(249)
Carrying amount at 30 June 2007		**11**	85	**11**	85
Plant and equipment					
Carrying amount at 1 July 2006		**981**	1,142	**885**	1,142
Additions		**733**	513	**654**	513
Additions from acquisition		**-**	101	**-**	–
Transfers		**-**	10	**-**	10
Disposals		**(1)**	(1)	**-**	–
Depreciation expense		**(442)**	(784)	**(386)**	(780)
Carrying amount at 30 June 2007		**1,271**	981	**1,153**	855
Plant and equipment under lease					
Carrying amount at 1 July 2006		**-**	12	**-**	12
Transfers		**-**	(10)	**-**	(10)
Amortisation expense		**-**	(2)	**-**	(2)
Carrying amount at 30 June 2007		**-**	–	**-**	–

notes to the financial statements

for the year ended 30 June 2007

11. Intangible assets and goodwill

	consolidated			alchemia limited		
	patents $'000	goodwill $'000	total $'000	patents $'000	goodwill $'000	total $'000
At 1 July 2006	18,218	6,159	24,377	-	-	-
Acquisition of Alchemia Oncology Pty Ltd (Note 23)	-	(372)	(372)	-	-	-
Amortisation at 30 June 2007	(1,345)	-	(1,345)	-	-	-
Net of accumulated amortisation	16,873	5,787	22,660	-	-	-
Cost (gross carrying amount)	18,330	5,787	24,117	-	-	-
Accumulated amortisation	(1,457)	-	(1,457)	-	-	-
Net carrying amount	16,873	5,787	22,660	-	-	-
At 1 July 2005	-	-	-	-	-	-
Acquisition of Alchemia Oncology Pty Ltd	18,330	6,159	24,489	-	-	-
Amortisation at 30 June 2006	(112)	-	(112)	-	-	-
Net of accumulated amortisation	18,218	6,159	24,377	-	-	-
Cost (gross carrying amount)	18,330	6,159	24,489	-	-	-
Accumulated amortisation	(112)	-	(112)	-	-	-
Net carrying amount	18,218	6,159	24,377	-	-	-

Patents include intangible assets acquired through business combinations. These patent costs will be amortised on a straight line basis over the remaining lives of the patents of between 8 to 20 years. The patents were acquired with the acquisition of Alchemia Oncology Pty Ltd (previously Meditech), are all current and relate entirely to intellectual property attached to the Alchemia Oncology's HyACT™ technology and active research and development programs based on that technology. These assets were tested for impairment as at 30 June 2007.

12. Controlled entities (non-current)

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Investments in controlled entities (i)		-	-	**17,218**	15,022
Non-current receivable to controlled entities (ii)		-	-	**520**	406
		-	-	**17,738**	15,428

(i) Investments in controlled entities - Equity name	country of incorporation	percentage of equity interest held by the consolidated entity 2007 %	2006 %	investment 2007 $'000	investment 2006 $'000
Alchemia Inc.	United States of America	**100%**	100%	**2**	2
Alchemia Oncology Pty Ltd	Australia	**100%**	84.26%	**17,216**	15,020
				17,218	15,022

(ii) Loan to controlled entities	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
At cost		-	-	**6,540**	3,570
Provision for diminution		-	-	**(6,020)**	(3,164)
		-	-	**520**	406

13. Trade and other payables (current)

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Trade creditors	(i)	**311**	2,654	**245**	757
Other creditors	(ii)	**916**	1,239	**716**	1,233
		1,227	3,893	**961**	1,990

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have an average term of 30 days.

notes to the financial statements

for the year ended 30 June 2007

14. Provisions (current)

	make good provision $'000	long service leave $'000	annual leave $'000	total $'000
Consolidated				
At 1 July 2006	48	200	322	570
Utilised during the year	-	(24)	(117)	(141)
At 30 June 2007	48	176	205	429
Current 2007	**-**	**-**	**205**	**205**
Non-current 2007	**48**	**176**	**-**	**224**
	48	**176**	**205**	**429**
Current 2006	-	-	322	322
Non- current 2006	48	200	-	248
	48	200	322	570
Parent				
At 1 July 2006	48	170	218	436
Utilised during the year	-	(10)	(76)	(86)
At 30 June 2007	48	160	142	350
Current 2007	**-**	**-**	**142**	**142**
Non-current 2007	**48**	**160**	**-**	**208**
	48	**160**	**142**	**350**
Current 2006	-	-	218	218
Non-current 2006	48	170	-	218
	48	170	218	436

Make good provision

In accordance with the lease agreement, the Group must restore the leased premises in Brisbane to their original condition upon expiration of the lease. The current lease expired in 2007, and has been renewed for a further 5 years.

A provision of $47,531 was made during the year ended 30 June 2005 in respect to the Group's obligation to remove leasehold improvements from these leased premises. No further amounts were provided during the year nor were any costs incurred to remove the improvements to date.

15. Convertible debt

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Loan from Abraxis Pharmaceutical Partners					
Current		-	1,707	-	1,707
Non-current		-	-	-	-
Total		-	1,707	-	1,707

This loan was repaid in full during the year in conjunction with the termination of the Research and Development, Commercialisation and Distribution Agreement with Abraxis Pharmaceutical Partners.

16. Contributed equity

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
(a) Ordinary shares					
Issued and fully paid		**87,725**	84,959	**87,725**	84,959

Effective 1 July 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares. Accordingly the company does not have authorised capital nor par value in respect of its issued capital.

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

movements in ordinary shares on issue	notes	no of ordinary shares	contributed equity $'000
At 1 July 2005		**103,733,963**	**48,991**
Issued on exercise of Employee options	25	558,951	378
Issued on exercise of non-employee options	(i)	3,669,936	2,069
Issued pursuant to private placement	(ii)	13,300,000	14,630
Issued under Executive and staff incentive plan	(iii)	91,642	128
Issued under Share Purchase Plan	(iv)	4,546,190	5,001
Issued in exchange for issued share capital of Alchemia Oncology Pty Ltd	(v)	11,713,610	14,260
Transaction costs on share issue		-	(498)
At 1 July 2006		**137,614,292**	**84,959**
Issued on exercise of Employee options	25	612,610	318
Issued under Executive and staff incentive plan	(vi)	358,841	387
Issued in exchange for issued share capital of Alchemia Oncology Pty Ltd	(vii)	2,265,770	2,061
At 30 June 2007		**140,851,513**	**87,725**

(i) Issued to The Dow Chemical Company (Dow) pursuant to the terms of a November 2000 Technology Collaboration and Licence Agreement. The unexercised options granted to Dow under this agreement expired on 30 November 2005 if not exercised by that date.

(ii) On 3 November 2005 the Company issued 13,000,000 fully paid ordinary shares by way of a private placement to institutional and other investors at a price of $1.10 per share.

(iii) Awarded to executives and staff in October 2005 in accordance with the respective Executive and Staff Incentive Plan.

(iv) On 14 December 2005 the Company issued 4,546,190 fully paid ordinary shares as a result of a share purchase plan to shareholders registered as at 3 November 2005. The shares were issued at a price of $1.10 per share.

(v) As consideration for a takeover offer to shareholders of Meditech Research Limited dated 28 March 2006 and declared unconditional on 29 May 2006, the Company had issued 11,713,610 ordinary shares as at 30 June 2006 and a further 66,000 shares to which Meditech shareholders were legally entitled to have issued and were allotted subsequently to 30 June and are included in Shares to be issued. The offer was one Alchemia share for every nine Meditech shares held.

(vi) During the period July to November, 358,841 shares have been issued to Executives and staff in accordance with the respective Executive and staff incentive plan.

(vii) A further 2,265,770 shares allotted as consideration under the terms of the Meditech takeover offer.

(viii) Since year end, 810,000 options have been granted in accordance with the terms of the Employee and Officers Option Plan.

16. Contributed equity (cont'd)

(b) Reserves

	Consolidated				Alchemia			
	Other Reserve	Options Reserve – employee related	Options Reserve – non employee related	Total	Other Reserve	Options Reserve – employee related	Options Reserve – non employee related	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005	-	746	274	1,020	-	746	274	1,020
Acquisition of Alchemia Oncology Pty Ltd	(62)	-	-	(62)	-	-	-	-
Share based payments	-	312	70	382	-	312	70	382
At 30 June 2006	**(62)**	**1,058**	**344**	**1,340**	-	**1,058**	**344**	**1,402**
Acquisition of Alchemia Oncology Pty Ltd	62	-	-	62	-	-	-	-
Share based payments^	-	431	100	531	-	431	100	531
At 30 June 2007	-	**1,489**	**444**	**1,933**	-	**1,489**	**444**	**1,933**

^ An amount of $386,824 has been recognised in the wages and salaries expense for the year ended 30 June 2007 (2006: $128,500)

Nature and purpose of reserves

Other Reserve

Arises on the acquisition of Alchemia Oncology Pty Ltd (previously Meditech) and represents excess of purchase price over fair value of the additional minority interest acquired between the date control was acquired on 29 May 2006 and the end of the financial year. As at 30 June 2007, Alchemia holds 100% of Alchemia Oncology and as such there is no minority interest.

Options reserve

Non Employee Options

On 1 August 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent Level 1 listing of the company's ADR on NASDAQ. As part of the consideration for these services the company agreed to grant to GMCG a total of 334,000 fully vested options at an exercise price of A$0.70 per share. In May 2007, Alchemia terminated the agreement with GMCG, LLC and as such no further options will be granted to GMCG. A total cost associated with these options of $103,540 was recognised in the year ending 30 June 2006.

On 15 May 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the Company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction bought to the Company by PureTech. As at 30 June 2007, $61,255 has been recognised in relation to these options in the financial statements (2006: $69,996).

On 23 February 2007, the company issued Alchemia options to Meditech's employees, directors and consultants who were issued with options over Meditech shares to effectively replace their Meditech options with Alchemia options. As a result of this, 761,114 Alchemia options were issued vesting immediately and expiring on 1 February 2010. As at 30 June 2007, $47,715 has been recognised in relation to these options in the financial statements.

16. Contributed equity (cont'd)

Non Employee Options

no of options	exercise price
50,000	$1.67
161,112	$4.50
55,556	$9.00
27,778	$1.35
55,556	$2.70
194,445	$3.60
138,889	$6.75
22,222	$6.30
55,556	$5.40
761,114	

Share options

The Company has a share based payment option schemes under which options to subscribe for the company's shares has been granted to certain executives and other employees (refer to Note 25).

17. Contingent assets and liabilities

Alchemia entered into a collaboration, development and marketing agreement with Dr Reddy Laboratories Limited and Dr Reddy Inc. ("the Agreement") in April 2007 to manufacture and market the company's fondaparinux (synthetic heparin) product. The agreement contains a number of key milestone targets, the most critical of which at 30 June 2007 is the manufacture of the API to certain specifications, referred to as the first commercial campaign. Upon achievement of this milestone Dr Reddy will be responsible for all costs and expenses associated with the development of the API prior to and after the commencement date of the Agreement, and will accordingly reimburse Alchemia for all and any such costs that it has similarly incurred from that date.

Prior to the commencement date of the Agreement, Alchemia incurred expenditure totalling US$1,325,000 in relation to this campaign. The Agreement provides that in the event that the first commercial campaign is unsuccessful then these costs will be shared equally amongst Alchemia and Dr Reddy. Alchemia assesses the likelihood of this occurring as possible but not probable. However due to the contingent nature of these cost recoveries only half of these costs have been recognised as a receivable in the 30 June 2007 financial statements (see Note 8), with the remaining portion noted herein as a contingent asset (of US$662,500).

Furthermore, in the event that the first commercial campaign is unsuccessful, Alchemia will be liable to pay Dr Reddy 50% of the costs incurred by Dr Reddy, being a contingent liability. Due to the uncertainties relating to the amount or timing of the outflow, it is not possible to quantify the financial impact of this as at the reporting date.

18. Expenditure commitments

	notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
- not later than one year		**17**	37	**17**	37
- later than one year and not later than five years		**-**	-	**-**	-
- longer than five years		**-**	-	**-**	-
		17	37	**17**	37
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):	(i)				
Minimum lease payments					
- not later than one year		**343**	307	**343**	307
- later than one year and not later than five years		**1,579**	51	**1,579**	51
Aggregate lease expenditure contracted for at reporting date		**1,922**	358	**1,922**	358
(c) R&D Project commitments:	(ii)				
- not later than one year		**1,102**	1,544	**632**	1,075
- later than one year and not later than five years		**-**	289	**-**	177
Total commitments		**1,102**	1,833	**632**	1,252

(i) The operating leases are in respect of the lease of the Company's premises in Brisbane, Melbourne and two items of equipment. The lease of the premises in Brisbane expires in August 2007 and a 5 year lease contract renewal has been agreed with the landlord.

(ii) The Group has entered into certain expenditure commitments under contracts entered into with third party service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

19. Auditors' remuneration

	consolidated 2007 $	consolidated 2006 $	alchemia limited 2007 $	alchemia limited 2006 $
The auditor of Alchemia Limited is Ernst & Young				
Amounts received or due and receivable by the auditors of the Company for:				
• an audit or review of the financial report of the entity and any other entity in the consolidated entity	**77,349**	75,206	**77,349**	75,206
• other services in relation to the entity and any other entity in the consolidated entity:				
- advice on AFIRS issues	**-**	31,765	**-**	31,765
- tax and R&D services and advice to the Company	**21,950**	29,355	**21,950**	29,355
	99,299	136,326	**99,299**	136,326
Amounts received or due and receivable by non Ernst & Young audit firms for:				
Review of a subsidiary company	**-**	18,643	**-**	18,643
Accounting and Taxation services	**32,549**	-	**20,240**	-
	32,549	18,643	**20,240**	18,643

20. Financial instruments

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

	fixed interest rate maturing in:											
	floating interest rate		1 year or less		over 1 to 5 years		non-interest bearing		total carrying amount as per the statement of financial position		weighted average effective interest rate	
financial instruments	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 %	2006 %
(1) Financial assets												
Cash and cash equivalents	**203**	2,290	**5,116**	9,313	**–**	–	**–**	–	**5,319**	11,603	**6.08**	5.14
Term deposit	**–**	–	**4,341**	14,631	**–**	–	**–**	–	**4,341**	14,631	**6.25**	6.02
Receivables	**27**	–	**61**	31	**–**	–	**1,218**	260	**1,306**	291	**0.64**	2.00
Total financial assets	**230**	2,290	**9,518**	23,975	**–**	–	**1,218**	260	**10,966**	26,525		
(2) Financial liabilities												
Payables	**–**	–	**–**	–	**–**	–	**1,227**	3,893	**1,227**	3,893	**n/a**	n/a
Interest bearing liabilities	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Total financial liabilities	**–**	–	**–**	–	**–**	–	**1,227**	3,893	**1,227**	3,893		

n/a - Not applicable for non-interest bearing financial instruments

The parent's exposure to interest rates is not materially different to that of the consolidated entity.

(b) Net fair values

Recognised financial instruments

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares: The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

notes to the financial statements

for the year ended 30 June 2007

21. Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise finance leases and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including forward currency contracts. The purpose is to manage the currency risks arising from the Group's operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed in Note 2 of the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the income earned on the Group's cash and short term deposits of various deposit terms.

At 30 June 2007, the Group's cash and term deposits had terms up to 89 days.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the unit's functional currency.

The Group considers the use of forward currency contracts to eliminate the currency exposures on any individual transactions in excess of $50,000 for which payment is anticipated more than one month after the Group has entered into a firm commitment for a purchase.

The forward currency contracts must be in the same currency as the hedged item.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

At 30 June 2007, the Group had no forward exchange contracts in place.

Commodity price risk

The Group's exposure to risk is minimal.

Credit risk

The Group has no sales to third parties.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. These funds are invested on an unsecured basis with board approved deposit institutions. Investments greater than 90 days must be investment grade A+ or better (Standard &Poor).

22. Segment information

Business segment

Alchemia Limited and its subsidiaries' operations are related entirely to the research and development of new human pharmaceuticals.

	Australia		USA		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Geographical Segment	$000	$000	$000	$000	$000	$000	$000	$000
Revenues								
Inter-segment revenues	-	-	301	308	(301)	(308)	-	-
Other revenues	3,327	2,218	-	-	-	-	3,327	2,218
Total segment revenues	3,327	2,218	301	308	(301)	(308)	3,327	2,218
Results								
Segment loss	(13,249)	(12,845)	-	-	(6)	4	(13,255)	(12,841)
Unallocated expenses								
Borrowing costs							-	(1)
Consolidated entity loss from continuing activities							(13,255)	(12,842)
Income tax expense							326	110
Consolidated entity loss							(12,929)	(12,732)
Other segment information								
Segment assets	55,586	67,679	32	47	(20,551)	(15,427)	35,067	52,299
Segment liabilities	5,249	12,255	3,176	3,188	(1,485)	(3,570)	6,940	11,873
Depreciation and amortisation	(1,874)	(1,147)	-	-	-	-	(1,874)	(1,147)
Other non-cash expenses	(918)	(382)	-	-	-	-	(918)	(382)
Cash flow information								
Net cash flow from operating activities	(14,204)	(11,873)	(301)	(307)	301	308	(14,204)	(11,872)
Net cash flow from investing activities	9,309	(1,552)	-	-	-	-	9,309	(1,552)
Net cash flow from financing activities	(1,389)	22,968	-	-	-	-	(1,389)	22,968
Capital expenditure	981	248	-	-	-	-	981	248

23. Business combination

Acquisition of Alchemia Oncology Pty Limited (previously Meditech Research Limited) was finalised during the year as the company increased its shareholding in Alchemia Oncology Pty Limited from 84.26% to 100%.

The fair value of the identifiable assets and liabilities of Alchemia Oncology at the date of acquisition were:

	Consolidated	
	Recognised on acquisition $'000	Carrying Value $'000
Cash and cash equivalents	924	924
Property, plant and equipment	101	101
Other current assets	64	64
Patents	18,330	-
	19,419	1,089
Trade and other payables	2,256	2,256
Provision for employee benefits	109	109
Deferred tax liability	5,499	-
	7,864	2,365
Fair value of identifiable net assets	11,555	(1,276)
Minority interests	(5,804)	
Goodwill arising on consolidation	6,159	
	11,910	
Cost of the combination:		
Shares issued, at fair value	11,250	
Costs associated with the acquisition	660	
Total cost of the acquisition	11,910	
The cash inflow on acquisition is as follows:		
Net cash acquired with the subsidiary	924	
Costs associated with the acquisition	(660)	
Net cash inflow	264	

24. Subsequent events

On the 26 July 2007 the Company completed a successful capital raising of $15.2 million to various sophisticated US and Australian institutional investors.

There are no other items, transaction or event of a material or unusual nature which have occurred since the year end.

25. Employee benefits and superannuation commitments

	Notes	consolidated 2007 $'000	consolidated 2006 $'000	alchemia limited 2007 $'000	alchemia limited 2006 $'000
Employee Benefits					
Current					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries, bonus and on-costs		**88**	731	**78**	573
Provisions (current)		**205**	322	**142**	218
		293	1,053	**220**	791
Non current					
Provisions (non-current)		**176**	200	**160**	170
		469	1,253	**380**	961

Employee share option scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the Company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

	2007 number of options	2007 weighted average exercise price	2006 number of options	2006 weighted average exercise price
Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:				
Balance at beginning of year	**3,241,143**	**0.80**	3,790,094	0.78
- granted	**2,955,967**	**1.55**	50,000	0.80
- lapsed	**(774,551)**	**1.21**	(40,000)	0.93
- exercised	**(612,610)**	**0.52**	(558,951) [1]	0.66
Balance at end of year	**4,809,949**	**1.23**	3,241,143	0.80
Exercisable at end of year	**2,213,545**	**1.15**	915,509	0.95

[1] *The weighted average share price at the date of exercise is $1.34.*

25. Employee benefits and superannuation commitments (cont'd)

(a) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2007:

number issued	grant date	vesting date	exercise price	expiry date
277,240	26 Jul 2002	26 Jul 2005	$0.95	25 Jul 2007
8,943	17 Jun 2003	17 Jun 2006	$0.64	16 Jun 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	07 Nov 2003	07 Nov 2006	$0.64	06 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
30,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
50,000	01 Jul 2005	01 Jul 2008	$0.795	30 Jun 2010
865,000	21 July 2006	21 July 2009	$1.617	20 July 2011
61,404	21 Aug 2006	21 Aug 2009	$1.617	20 Aug 2011
27,778	25 Jan 2007	25 Jan 2007	$1.67	01 Feb 2010
55,556	25 Jan 2007	25 Jan 2007	$4.50	01 Feb 2010
55,556	25 Jan 2007	25 Jan 2007	$9.00	01 Feb 2010
30,000	26 Feb 2007	26 Feb 2010	$1.82	25 Feb 2012
1,100,000	30 Apr 2007	23 Nov 2007	$1.09	29 Apr 2012
450,000	23 May 2007	23 May 2008	$1.16	22 May 2012
10,000	23 May 2007	23 May 2010	$1.75	22 May 2012
4,809,949				

As at 30 June 2007, a total of 2,213,545 options are exercisable by employees.
As at 30 June 2007, the weighted average remaining contractual life of options outstanding is 36.68 months.

26. Related party disclosure

(a) Transactions with subsidiaries

During the course of the financial year, Alchemia Limited provided the necessary funding to support the day to day operational activities of its subsidiaries, Alchemia Oncology Pty Ltd and Alchemia Inc.

The loan balances in respect to this are disclosed in Note 12.

(b) Transactions with directors

The following table sets out the amount of fees paid or payable to directors for consultancy services determined on an arms length basis provided to the consolidated entity during the financial year.

director	2007 $'000	2006 $'000
Errol Malta	67	135
Tracie Ramsdale	7	-

notes to the financial statements

for the year ended 30 June 2007

27. Key management personnel

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard *AASB 124 Related Party Disclosures*. These remuneration disclosures are provided in the "Remuneration Report" section of the Directors' Report designated as audited.

Details of Key Management Personnel

(i) Directors

Mel Bridges	Chairman (non-executive)
Peter Smith	Managing Director and Chief Executive Officer – appointed 26 April 2007
Peter Andrews	Director (non-executive)
Julian Clark	Director (non-executive) – appointed 18 September 2006
Errol Malta	Director (non-executive)
Tracie Ramsdale	Managing Director and Chief Executive Officer – resigned 26 April 2007; Director (non-executive) – appointed 26 April 2007
Nerolie Withnall	Director (non-executive)

(ii) Executives

David Green	Chief Financial Officer and Company Secretary – appointed 7 May 2007
Tracey Brown	Vice President Oncology
Julian Dyszynski	Vice President Business Development
Wim Meutermans	Vice President Discovery
Christopher Neal	Chief Financial Officer and Company Secretary – resigned 26 February 2007
Ian Nisbet	Chief Executive of Meditech – resigned 21 September 2006
Michael West	Vice President IP and Technology Transfer

(a) Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2007	balance at beginning of period	granted as remuneration	options exercised	net change other	balance at end of period	vested at 30 June 2007		
	1 July 2006				30 June 2007	total	not exercisable	exercisable
Director								
Peter Smith	–	1,500,000	–	–	1,500,000	–	–	–
Tracie Ramsdale	1,252,052	–	–	–	1,252,052	1,252,052	–	1,252,052
Executives								
Tracey Brown	–	47,266	–	138,890	186,156	138,890	–	138,890
Julian Dyszynski	655,982	20,000	–	(119,562)	556,420	536,420	–	536,420
David Green	–	450,000	–	–	450,000	–	–	–
Wim Meutermans	134,148	20,000	–	–	154,148	134,148	–	134,148
Christopher Neal	447,161	100,000	(447,161)	(100,000)	–	–	–	–
Ian Nisbet	–	81,518	–	(81,518)	–	–	–	–
Michael West	67,074	20,000	–	–	87,074	67,074	–	67,074
Total	**2,556,417**	**2,238,784**	**(447,161)**	**(162,190)**	**4,185,850**	**2,128,584**	**–**	**2,128,584**

notes to the financial statements

for the year ended 30 June 2007

27. Key management personnel (cont'd)

(a) Holding of options (cont'd)

30 June 2006	balance at beginning of period	granted as remuneration	options exercised	net change other	balance at end of period	vested at 30 June 2006		
	1 July 2005				30 June 2006	total	not exercisable	exercisable
Directors								
Peter Smith	-	-	-	-	-	-	-	-
Tracie Ramsdale	1,609,781	-	(357,729)	-	1,252,052	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Julian Dyszynski	655,982	-	-	-	655,982	119,562	-	119,562
Wim Meutermans	134,148	-	-	-	134,148	134,148	-	134,148
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Michael West	111,790	-	(44,716)	-	67,074	67,074	-	67,074
Total	**2,958,862**	**-**	**(402,445)**	**-**	**2,556,417**	**320,784**	**-**	**320,784**

(b) Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2007	balance 1 July 06 ord	granted as remuneration ord	on exercise of options ord	net change other ord	balance 30 June 07 ord
Directors					
Mel Bridges	51,348	-	-	26,026	77,374
Peter Smith	44,669	-	-	-	44,669
Peter Andrews	3,993,323	-	-	-	3,993,323
Julian Clark	-	-	-	-	-
Errol Malta	33,374	-	-	-	33,374
Tracie Ramsdale	1,130,168	76,831	-	-	1,206,999
Executives					
Tracey Brown	-	2,319	-	-	2,319
Julian Dyszynski	10,680	28,453	-	-	39,133
David Green	-	-	-	150,000	150,000
Wim Meutermans	43,294	33,117	-	-	76,411
Christopher Neal	42,393	40,213	447,161	(480,535)	49,232
Ian Nisbet	6,067	3,870	-	(6,067)	3,870
Michael West	177,518	21,863	-	-	199,381
Total	**5,532,834**	**206,666**	**447,161**	**(310,576)**	**5,876,085**

27. Key management personnel (cont'd)

(b) Holding of ordinary shares (cont'd)

30 June 2006	balance 1 July 05 ord	granted as remuneration ord	on exercise of options ord	net change other ord	balance 30 June 06 ord
Directors					
Mel Bridges	44,600	–	–	6,748	51,348
Peter Smith	–	–	–	44,669	44,669
Peter Andrews	3,989,949	–	–	3,374	3,993,323
Julian Clark	–	–	–	–	–
Errol Malta	30,000	–	–	3,374	33,374
Tracie Ramsdale	1,618,116	18,541	357,729	(864,218)	1,130,168
Executives					
Tracey Brown	–	–	–	–	–
Julian Dyszynski	–	10,680	–	–	10,680
Christopher Neal	30,000	9,019	–	3,374	42,393
Ian Nisbet	–	–	–	6,067	6,067
Wim Meutermans	36,286	7,008	–	–	43,294
Michael West	122,420	7,008	44,716	3,374	177,518
Total	**5,871,371**	**52,256**	**402,445**	**(793,238)**	**5,532,834**

(c) Key Management Personnel – Compensation by Category

	consolidated 2007 $	consolidated 2006 $	parent 2007 $	parent 2006 $
Short-Term	2,286,820	1,478,884	1,641,669	1,209,695
Post-Employment	483,874	95,869	417,241	80,967
Other Long Term	–	–	–	–
Termination Benefits	–	–	–	–
Equity-based Payment	587,682	381,640	506,493	294,436
	3,358,376	**1,956,393**	**2,565,403**	**1,585,098**

directors' declaration

In accordance with a resolution of the directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes, and the additional disclosures included in the directors report and designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

On behalf of the Board

P Smith
Managing Director and Chief Executive Officer

Signed at Brisbane on 27 August 2007

Ernst & Young

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Independent auditor's report to the members of Alchemia Limited

We have audited the accompanying financial report of Alchemia Limited and the entities it controlled during the year, which comprises the balance sheet as at 30 June 2007, the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 29-35 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(b), the directors also state that the financial report, comprising the consolidated financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Out responsibility is to express an opinion on the financial report based on out audit. We conducted out audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial report. The procedures selected depend on out judgment, including the assessment of the risks of material misstated of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors?, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducing out audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services had not impaired our independence.

ERNST & YOUNG

Auditor's Opinion

In our opinion:

1. the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including

  (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

(b) other mandatory financial reporting requirements in Australia.

2. the consolidated financial statements and notes or financial report also comply with International Financial Reporting Standards as disclosed in Note 2(b).

3. the remuneration disclosures that are contained on pages 29-35 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Winna Brown
Partner

27 August 2007

Liability limited a scheme approved
under Professional Standards Legislation

shareholder information

ALCHEMIA LIMITED ABN 43 071 666 334

Registered Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains QLD 4113

Postal Address
PO Box 6242, Upper Mount Gravatt Qld 4122
Telephone: (07) 3340 0200
Facsimile: (07) 3340 0222
Internet: www.alchemia.com.au

Annual General Meeting
Alchemia Limited's Annual General Meeting will be held at 11.00am on Friday 23 November 2007 at:
Lecture Theatre, Level 5 Riverside Centre
123 Eagle Street, Brisbane

Share Registry
Shareholder information in relation to shareholding or share transfers can be obtained by contacting the Company's share registry:
Link Market Services, Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7111
Facsimile: (02) 9287 0303; Facsimile: (02) 8280 0309 (for proxy)
Email: registrars@linkmarketservices.com.au
Internet: www.linkmarketservices.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Change of Address
Changes to your address must be signed by the holder and notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

Annual Report Mailing List
All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Stock Exchange Listing
Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

Voting Rights
Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholder may vote in person or by proxy.

- Show of hands – One vote per shareholder
- Poll – One vote for each share held by registered holders

Distribution of holdings – as at 27 August 2007

size of holding	no. of holders	no. of shares	%
1 - 1000	1,810	797,473	0.50
1001 - 5000	2,031	5,552,572	3.47
5001 - 10,000	1,035	8,066,564	5.05
10,001 - 100,000	1,091	26,977,856	16.88
100,001 and over	77	118,457,048	74.10
Total	**6,044**	**159,851,513**	**100.00**

Substantial Shareholders – as at 27 August 2007

name	no. of shares in which a relevant interest is held	%
Orbis Global Equity Fund Limited	30,788,014	19.26
Mostia Dion Nominees Pty Limited	7,993,189	5.00

Twenty Largest Shareholders – as at 27 August 2007

	shareholder	no. of shares	%
1	HSBC Custody Nominees (Australia) Limited	30,788,014	19.26
2	HSBC Custody Nominees (Australia) Limited – A/C 2	12,254,265	7.67
3	Mostia Dion Nominees Pty Ltd	7,993,189	5.00
4	AMP Life Limited	7,693,538	4.81
5	National Nominees Limited	6,401,096	4.00
6	Start-Up Australia Ventures Pty Ltd	6,140,401	3.84
7	American Pharmaceutical Partners Inc	5,854,719	3.66
8	Erdnarp Enterprises Pty Limited	3,993,323	2.50
9	Coates Myer & Company Pty Ltd	3,876,270	2.42
10	Asia Union Investments Pty Ltd	3,300,000	2.06
11	Citicorp Nominees Pty Limited	3,104,442	1.94
12	The Australian National University	2,862,164	1.79
13	Maxlen Nominees Pty Ltd	1,540,239	0.96
14	Irrewarra Investments Pty Ltd	1,475,000	0.92
15	J P Morgan Nominees Australia Limited	1,409,825	0.88
16	Biotech Capital Limited	1,370,250	0.86
17	Jagen Nominees Pty Limited	1,335,000	0.84
18	Link Traders (Aust) Pty Limited	1,250,000	0.78
19	Tracie Ramsdale	1,143,624	0.72
20	Australian Venture Capital Nominee Pty Ltd	1,122,082	0.70

glossary

ANDA
Abbreviated New Drug Application. An ANDA contains data for the review and approval of a generic drug product by the FDA. Generic drug applications are "abbreviated" because they are not required to include preclinical and clinical data to establish safety and effectiveness. Instead ANDA applicants must be able to prove scientifically that the generic product is bioequivalent, ie it performs in the same manner as the original drug

Antithrombotic
An agent used for the prevention or treatment of a blood vessel blockage caused by a clot formed at the site of obstruction

Arixtra®
Registered Trademark of GlaxoSmithKline. The brand name for fondaparinux sodium

Bioequivalent
Two drugs are said to be bioequivalent if they have the same potency and bio-availability, assuming equal doses

cGMP
Current Good Manufacturing Practice

Clinical trial
A structured study conducted in a hospital or clinic in which a drug is evaluated for its effects on humans

Cytotoxic
Any substance that has the properties to harm or destroy cells

Drug candidate
A compound selected from the lead optimisation process that has been extensively tested in preclinical models and has the desired safety and efficacy characteristics to be considered for initial testing in humans

Efficacy
A measure of a drug's effectiveness. The ability of a drug to control or cure an illness

FDA
US Food and Drug Administration; the regulatory body for the approval of drugs in the United States

Generic
A generic drug is one that is equivalent to an original drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use

GPCR
G-protein coupled receptors (GPCRs) are important targets in many diseases including pain, inflammation, cancer, metabolic, gastrointestinal, cardiovascular and central nervous system disorders.

Heparin family
The group of anticoagulant drugs consisting of heparin, low molecular weight heparins and fondaparinux

Hit
An active compound in any specific biological assay

HyACT®
Hyaluronic acid chemotransport technology. Alchemia's proprietary technology for the delivery of anti-cancer agents to tumour sites

Hyaluronic acid (HA)
A naturally occurring, linear polysaccharide molecule that is approved and widely used as an injected medical device for the treatment of arthritis and for ophthalmic procedures. In solution HA forms a sponge-like mesh which entraps smaller molecules, forming the basis for the HyACT® platform

HyCAMP™
A HyACT® formulation of irinotecan

In Vitro
Literally means "in glass", ie in a test tube or in the laboratory. The opposite of *in vivo* (in a living organism). Or: In an artificial environment, such as a test tube, rather than inside a living organism

Indication
The specific approved or potential use for a specific drug

IND
Investigational New Drug. A formal US regulatory submission by a company to the FDA prior to initiating a human Clinical Trial intended to demonstrate the safety of a medical procedure or therapy

Irinotecan
A cytotoxic drug used for the treatment of metastatic colorectal cancer, marketed by Pfizer under the tradename Camptosar®

Lead
A lead is an active compound (hit) that meets set selection criteria for further development as a drug candidate

LMWH
Low molecular weight heparin. A mixture of smaller fragments of heparin produced by artificially breaking down heparin using either chemical or enzymatic means

Lovenox®
Registered trademark of Sanofi-Aventis. A low molecular weight heparin (LMWH) produced by Sanofi-Aventis

Oligosaccharide
A carbohydrate made up of a small number of sugar units

glossary

Phase I clinical trial
The first phase of testing a new drug or formulation in humans; primarily designed to demonstrate safety and obtain some information on the appropriate human dose

Phase II clinical trial
The second phase of testing a new drug or formulation in humans; designed to demonstrate safety of the dose (chosen on the basis of Phase I results) and to provide evidence for efficacy (e.g. an anti-tumour effect in the case of cancer drugs)

Phase III clinical trial
The third phase of testing a new drug or formulation in humans; designed to demonstrate safety and/or efficacy that are equivalent or superior to existing therapies, providing the necessary data for obtaining formal approval from the FDA

Pilot-scale production
Trial production run to ensure the material can be manufactured at a quality and quantity required to meet commercial supply requirements

Preclinical
The testing of a compound/treatment in animals to measure efficacy and safety prior to testing in humans

Fondaparinux
Fondaparinux sodium, chemically equivalent to Arixtra®

Thrombosis
A blood vessel blockage by a clot formed at the site of obstruction. This is distinguished from an "embolism", which travels through the bloodstream and lodges, obstructing a blood vessel

Toxicity
The degree to which a drug is poisonous or has an adverse effect on an organism

Tumour
An abnormal mass of tissue that results from excessive cell division. Tumours perform no useful body function. They may be either benign (not cancerous) or malignant (cancerous)

VAST™
Registered trademark of Alchemia Limited. Versatile Assembly on Stable Templates. Alchemia's carbohydrate based drug discovery platform technology. VAST™ enables rapid synthesis of libraries of compounds that effectively scan three dimensional space

directory

Directors
Mel Bridges - *Chairman*
Peter Smith
Professor Peter Andrews AO
Julian Clark
Errol Malta
Tracie Ramsdale
Nerolie Withnall

Company Secretary
David Green

Registered and Head Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113 Australia
Tel: 61-7-3340 0200
Fax: 61-7-3340 0222
E-mail: enquiries@alchemia.com.au
Internet address: www.alchemia.com.au

Postal address:
PO Box 6242
Upper Mt Gravatt Qld 4122 Australia

Share Register
Link Market Services Limited
Locked Bag A14, Sydney South NSW 1235
Tel: 61-2-8280 7111
Fax: 61-2-9287 0303
Internet: www.linkmarketservices.com.au

Independent Auditors
Ernst & Young
1 Eagle Street, Brisbane Qld 4000

Stock Exchange Listing
Alchemia Limited is listed on the
Australian Stock Exchange with the code: ACL

Alchemia

END